Registration Statement No. 333-35320
                                                Filed Pursuant to Rule 424(b)(3)

                    WASATCH INTERACTIVE LEARNING CORPORATION


          6,534,047 shares of common stock, par value $.0001 per share
                1,534,667 Class A common stock purchase warrants
                1,534,667 Class B common stock purchase warrants

     This prospectus relates to up to 1,503,000 shares of our common stock, par value $.0001 per share, issuable upon exercise of up to 1,503,000 of our Class A common stock purchase warrants distributed by us to holders of record of our common stock on February 15, 2000; up to 1,503,000 shares of our common stock issuable upon exercise of up to 1,503,000 of our Class B common stock purchase warrants issuable upon exercise of our Class A warrants; up to 31,667 shares of our common stock issuable upon exercise of up to 31,667 of our Class A warrants held by selling securityholders named in this prospectus; up to 31,667 shares of our common stock issuable upon exercise of up to 31,667 of our Class B warrants issuable upon exercise of the Class A warrants held by these selling securityholders; up to 1,708,451 shares of our common stock, subject to adjustment, currently issuable upon conversion of $4 million principal amount of a 7% convertible debenture due March 16, 2003 we issued to a selling securityholder named in this prospectus and up to 291,723 additional shares of our common stock issuable upon conversion of accrued interest on this debenture, which, at our option, may be paid in shares of common stock under the terms of this debenture; up to 196,078 shares of our common stock issuable upon exercise of our common stock purchase warrants held by the selling securityholder that holds this debenture; and 1,268,461 shares of common stock being offered by selling securityholders named in this prospectus. This prospectus also relates to 1,534,667 Class A warrants and 1,534,667 Class B warrants issuable upon exercise of the Class A warrants referred to above.


     Our common stock and warrants are speculative investments and involve a high degree of risk. You should read "Risk Factors" beginning on page 5 before purchasing our common stock or warrants.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


     The common stock is quoted on the Over-The-Counter Electronic Bulletin Board, also referred to as the "OTCBB," under the symbol "ILRN." On May 3, 2000, the closing price per share of our common stock on the OTCBB was $3.375.


     Our executive offices are located at Suite 101, 5250 South Commerce Drive, Salt Lake City, Utah 84107. Our telephone number is (801) 261-1001.


     This prospectus relates to securities to be sold by selling securityholders. See Page 44.

                   The date of this prospectus is May 8, 2000.


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                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
WHERE YOU CAN FIND MORE INFORMATION...........................................2
PROSPECTUS SUMMARY............................................................3
RISK FACTORS..................................................................5
FORWARD-LOOKING STATEMENTS...................................................15
USE OF PROCEEDS..............................................................15
CASH DIVIDEND POLICY.........................................................16
CAPITALIZATION...............................................................16
SELECTED FINANCIAL DATA......................................................16
MANAGEMENT'S DISCUSSION AND
     ANALYSIS OF FINANCIAL CONDITION
     AND RESULTS OF OPERATION................................................17
BUSINESS.....................................................................23
MANAGEMENT...................................................................35
RELATED PARTY TRANSACTIONS...................................................41
PRINCIPAL SHAREHOLDERS.......................................................43
SELLING SECURITYHOLDERS......................................................44
PLAN OF DISTRIBUTION.........................................................46
DESCRIPTION OF SECURITIES....................................................48
ADDITIONAL INFORMATION.......................................................49
LEGAL MATTERS................................................................50
CHANGES IN CERTIFYING ACCOUNTANTS............................................50
EXPERTS......................................................................50


     You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus is intended to offer no securities other than the common stock and the warrants. This prospectus may be used only where it is legal to offer and sell these securities. The information in this prospectus may be accurate on the date of this document only.

                             -----------------------

                       WHERE YOU CAN FIND MORE INFORMATION

     We file reports, proxy statements and other information with the SEC. You may read and copy any document we file at the Public Reference Room of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Regional Offices of the SEC at Seven World Trade Center, Suite 1300, New York, New York 10048 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call 1-800-SEC-0330 for further information concerning the Public Reference Room. Our filings also are available to the public from the SEC's website at www.sec.gov. We will distribute to our shareholders annual reports containing audited financial statements.


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                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and financial statements appearing elsewhere in this prospectus. Unless the context otherwise requires, references in this prospectus to "we" "us" and "our" are to Wasatch Interactive Learning Corporation, a Washington corporation, and our predecessor, Wasatch Interactive Learning Corporation, a Utah corporation. As used in this prospectus, "Class A warrants" refers to our Class A common stock purchase warrants, "Class B warrants" refers to our Class B common stock purchase warrants and "warrants" refers to our Class A warrants and Class B warrants, collectively, "debenture" refers to our 7% convertible debenture due March 16, 2003 and "debenture warrants" refers to our common stock purchase warrants issued to the selling securityholder listed under "Selling Securityholders" below that holds this debenture.

The Company

     We provide curriculum-based educational software, also known as courseware, to two segments of the educational technology market:

     o    the kindergarten through 8th grade, or K-8, market; and

     o the adult market, which includes adult basic education and alternative education students.

     Our educational courseware titles address the majority of curriculum objectives for grade levels K- 8, adult basic education, and preparation for a general education diploma, or GED. Our products offer instructional and "packaging" flexibility and feature problem-solving, simulations, advanced tools, and graphics. Our products are highly interactive and encourage users to be "active doers." These products can be used on an individual computer running from a CD-ROM, on a local area or a wide area network, in a computer laboratory setting, in the back of a classroom, by a teacher on a demonstration teaching station, or online via the Internet and are designed for both Microsoft and Apple operating environments. Our educational courseware management system allows use of our educational courseware at home, or lessons running on the Internet, with updated results sent to the parents and/or school.

     We believe that the Internet is an integral component in improving academic skills in schools and privately through home access. To enable our comprehensive educational courseware products to be delivered online via the Internet, we have completed a research and development program under which we:

     o developed a multimedia Internet development platform for rapid conversion of existing or enhanced products for online delivery via the Internet; and

     o developed, in conjunction with a business partner, an Internet compatible educational courseware management system.

     Our Internet development platform permitted us to release in 1999 over 400 hours of Internet- deliverable comprehensive K-8 mathematics courseware. We are using a substantial portion of the $4 million proceeds of our March 2000 debenture financing to expand our direct sales force and a small portion of such proceeds to enable online delivery via the Internet of all of our products by September 2000. Our CD-ROM based products currently are licensed to, and installed in, approximately 1,500 schools in the United States and are used by approximately 750,000 students. We intend, beginning in the fall of 2000, that purchasers will be able to choose to receive our products online via our wasatchnet.com Web site. Our Web site will also give purchasers access to a range of interactive demonstrations and free supplemental educational activities, tools, and resources. It is our intention that, through annual subscriptions paid by schools or school districts for their enrolled students, or by parents or home schoolers, students will have access to our courseware, assessment products, and educational resources online via the Internet.


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     Our goal is to become a leading provider of curriculum-based educational courseware. To achieve this goal, we must receive substantial proceeds from the exercise of our Class A warrants or alternative financing. See "Use of Proceeds." Our strategies to attain this goal include the following, the implementation of which will require substantial funding:

     o    capitalize on the strength of our content;

     o aggressively expand the marketing and distribution of our comprehensive product offering by traditional means and online delivery via the Internet; and

     o    pursue strategic acquisitions and relationships.

     Wasatch Interactive Learning Corporation, a Utah corporation, was incorporated in July 1996 and commenced operations on February 14, 1997. On February 7, 1997, WILC-Utah entered into an asset purchase and software license agreement with Wasatch Education Systems Corporation, of which Barbara J. Morris, our chief executive officer, and Carol E. Loomis, our vice-president of development, were formerly the chief executive officer and vice president of development, respectively. Under this agreement, WILC- Utah purchased from WESC, substantially all of their assets, other than intellectual property rights relating to educational courseware, consisting of computer programs, multimedia materials and related documentation, which WESC licensed to its customers for use in the educational technology market. This educational courseware was developed by Ms. Morris and Ms. Loomis during their affiliation with WESC, and WESC granted to us, subject to our obligation to pay royalties to them, exclusive perpetual worldwide rights to use, reproduce, and modify this educational courseware. See "Business--Intellectual Property."

     On January 20, 2000, WILC-Utah entered into an agreement and plan of reorganization with AG Holdings, Inc. under which:

     o AG Holdings was the surviving corporation of a merger with WILC-Utah and our corporate name was changed from AG Holdings, Inc. to Wasatch Interactive Learning Corporation; and

     o we issued an aggregate of 3,605,205 shares of our common stock to the stockholders of WILC- Utah, representing approximately 48% of our outstanding shares of common stock, after giving effect to this issuance.

     As a result of these transactions, the shareholders of WILC-Utah became our controlling shareholders; all of our then officers and directors resigned; Ms. Morris was elected as our president and chief executive officer and one of our directors; and Ms. Loomis was elected as our vice-president of development, secretary and one of our directors.

     We were incorporated on May 17, 1984 under the laws of the State of Washington under the name Image Productions, Inc., subsequently changing our name to Bahui USA, Inc., and then to AG Holdings, Inc.

                                  The Offering

Securities Offered:


     o 1,503,000 of our Class A warrants, distributed by us to holders of record of our common stock on February 15, 2000, and up to 1,503,000 shares of our common stock issuable upon exercise of these Class A warrants;


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     o    up to 1,503,000 of our Class B warrants issuable upon exercise of the
          Class A warrants we distributed to our shareholders and up to 1,503,000 shares of our common stock issuable upon exercise of these Class B warrants;

     o an aggregate of 158,334 shares of our common stock held by selling securityholders, 31,667 of our Class A warrants held by these selling securityholders, up to 31,667 shares of our common stock and up to 31,667 Class B warrants issuable upon exercise of these Class A warrants and up to 31,667 shares of our common stock issuable upon exercise of these Class B warrants;

     o an aggregate 1,110,127 shares of common stock held by selling securityholders, which shares were acquired in connection with the merger of WILC-Utah with and into us; and

     o up to 196,078 shares of our common stock issuable upon exercise of our debenture warrants issued to a selling securityholder, together with up to 1,708,451 shares of our common stock currently issuable, subject to adjustment, upon conversion of the $4 million principal amount of the debenture held by this selling securityholder and up to 291,723 shares issuable in payment of accrued interest on this debenture, as permitted by the terms of this debenture.

OTCBB Common Stock Symbol:................................................ILRN

Number of Shares of Common
Stock Outstanding as
 of May 4, 2000......................................................7,658,334

                                  RISK FACTORS

     The securities offered by this prospectus are speculative and involve a high degree of risk. Accordingly, you should carefully consider the following factors before making a decision to invest.

Since We Commenced Operations, We Have Spent The Majority Of Our Efforts On Development Of Our Products. Accordingly, We Have a Limited Operating History That Makes an Evaluation of Our Business Difficult.

     Since we commenced operations in February 1997, we have concentrated the majority of our efforts on product development and less time and expense on marketing and sales. In 1998, we completed a research and development program involving the development and testing of our proprietary Internet development platform and our Internet compatible courseware management system. Since the completion of this research and development program, we have been utilizing our Internet development platform to accelerate the process of making our products deliverable online via the Internet. In 1999, we released more than 400 hours of Internet-deliverable math courseware for the K-8 market under the umbrella, Math Expeditions. Therefore, our products have a limited history of client acceptance and use, and as such, we have a limited trading history on which you can evaluate our future performance. We are at an early stage in our development and it is possible that our products may not sell in the volumes or at the prices that we anticipate. In those circumstances, we would receive less than the projected income from sales of our products and our profitability would suffer. Before investing, you should carefully evaluate the risks, uncertainties, expenses, and difficulties frequently encountered by early stage companies.

We Expect a Substantial Increase in Expenses and May Not Sustain Significant Profitability, Which May Cause Our Stock Price to Fall.

     Since we commenced operations in February 1997, we have primarily incurred losses. As of February 29, 2000, we had an accumulated deficit of approximately $2,784,000. We had net income of $77,000 for the fiscal year ended February 29,


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2000, after incurring a net loss of approximately $1,662,000 for the fiscal year ended February 28, 1999 and a net loss of approximately $1.2 million for the period from February 14, 1997, the date we commenced operations, to February 28, 1998.

     Although we had net income of $77,000 in fiscal 2000, we expect to incur operating losses and to have a negative cash flow for the foreseeable future, until we are able to substantially increase our revenues as we incur costs and expenses related to:

     o hiring personnel, including direct sales representatives, marketing, and product development personnel;

     o continued development and expansion of our Internet offerings and content; and

     o    advertising, marketing, and promotional activities.

     Our ability to achieve sustained profitability depends on our ability to generate and sustain substantially higher revenues while maintaining reasonable expense levels. Although we intend to increase our spending on the activities listed above, these efforts may not result in increased revenues. We conduct operations using estimates as to future expense levels based on our expectations of future revenues. We cannot guarantee that we will be able to predict our future revenues accurately or that we will be able to adjust spending to compensate for any unexpected revenue shortfall. If we achieve profitability, we cannot be certain that we will be able to sustain or increase profitability in the future.

We May Need Additional Financing to Meet Our Strategic Business Objectives, Which May Not Be Available and, If Available, Might Hurt our Existing Stockholders.

     Revenue from our operations is not sufficient to finance the cost of fully implementing our strategic plan to expand distribution of our products, develop a Web site capable of online delivery of our educational courseware and convert all of our courseware, so that it can be delivered online via the Internet. We currently anticipate that the net proceeds from our March 2000 debenture offering will be sufficient to meet our anticipated needs for working capital and capital expenditures through the fall of 2000, when we expect to deliver our products online via the Internet. However, we may need to raise additional funds prior to that time. In order to aggressively expand our level of operations and market over the Internet, we will need the proceeds from the Class A warrants offered hereby or alternative financing. If we raise additional funds through the issuance of equity or debt securities that have rights senior to those of our stockholders, our stockholders may experience additional dilution or may lose other rights. We cannot be certain that additional financing will be available to us on favorable terms when required, or at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to take advantage of future opportunities, grow our business or respond to competitive pressures or unanticipated developments.

Our Quarterly Revenues are Volatile and Difficult to Forecast, Which Could Cause the Price of Our Common Stock to Decline.

     Our quarterly operating results have fluctuated greatly since our inception. We expect significant fluctuations in our quarterly net sales and operating results to continue. One reason for these fluctuations is that demand for our products and services is subject to seasonal influences based on school calendars, budget cycles and the timing of school districts' funding sources. Our sales could be delayed from quarter to quarter due partly to our need to educate school district decision-makers regarding the uses and benefits of our educational courseware, and the lengthy multiple approval process that typically accompanies significant capital expenditures by school districts. If a significant sale expected to occur in a particular quarter is delayed and does not occur until a future quarter, or does not occur at all, our quarterly performance may be worse than expected. If our financial results for one or more quarters fall below the expectations of investors, the trading price of our common stock may decline. In response to changes in the competitive environment,


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we make pricing, service or marketing decisions that could have a material adverse effect on our business, financial condition, operating results and cash flows.

     We May be Unsuccessful in Adding an Online Delivery System to our CD-ROM-based and Local Area Network Delivery System.

     We are currently in the process of adding online delivery via the Internet to our distribution of products online delivery via the Internet. Given the purchasing practice in United States schools, we cannot guarantee that school systems will want to subscribe to our products online.

     Schools may not have Internet access for all students; may be too concerned about outside influences from the Internet such as advertising and lack of user control; and may not have adequate infrastructure to access educational software online. Therefore, we may be unsuccessful in our efforts to migrate our existing and future customer base from the purchase of perpetual licenses to subscribing to online access to our courseware via the Internet.

Failure to Retain and Integrate Our Sales Force Could Result in Lower Revenue.

     We depend on our marketing and sales department to maintain and increase our sales. As of May 4, 2000, our marketing and sales department consisted of 11 direct sales representatives and two sales support persons. The success of our marketing and sales department is subject to a number of risks, including the competition we face from other companies in hiring and retaining personnel and the length of time it takes new marketing and sales personnel to become productive. Our business, results of operations, cash flow and financial condition could be materially and adversely affected if we do not maintain and adequately compensate an effective marketing and sales department.

Full Internet-enablement of Our Products May Not be Commercially Successful.

     Our educational courseware employs full-screen graphics, simulations and sound technology in its presentation. To facilitate online delivery of these media-rich products via the Internet, we are converting our existing products to a new development platform. The full Internet-enablement of our products may not be successful as a result of this new development platform. Also, full Internet-enablement may not be completed according to our strict timetable, which may result in the loss of our competitive position. Accordingly, delays in our timetable for full Internet-enablement may reduce sales of our products and have a material adverse effect on our financial condition, operating results and cash flows.

Expansion of Our Limited Operations Will Strain Our Resources, and Failure to Manage This Growth Effectively Could Disrupt Our Operations and Prevent Us From Generating the Revenues We Expect.

     We expect that significant expansion of our limited operations will be required to successfully implement our business strategy. For example, our plan to increase the distribution of existing software products and the development of our Internet business will require increased expenditures as well as increased development efforts. This expansion will strain our management, operational, financial, and technological resources. We may not be able to project accurately the rate or timing of growth in our business, or the cost of expanding and upgrading our systems and infrastructure to accommodate any growth in a timely manner. If we fail to manage our growth successfully, our ability to maintain and increase our user base, and to maintain the integrity of our systems and infrastructure will be impaired and, as a result, our business will suffer.

     The growth of our educational courseware business may strain the resources of our professional development staff during periods of heavy implementation by purchasing school districts. Our growth depends on our ability to attract and retain qualified employees and consultants, particularly marketing and sales personnel and to enter into agreements with independent educational sales companies. Our failure to manage our growth in a manner that minimizes these


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strains on our resources will disrupt our operations and ultimately prevent us from generating the revenues we expect.

Sales of Our Curriculum-Based Products are Geographically Concentrated, Which Could Have a Material Adverse Effect on Sales of Our Products.

     A substantial portion of our sales are concentrated in the States of Missouri, Kentucky, Indiana and Illinois, which accounted for approximately $402,000, $382,000, $271,000 and $261,000, respectively, of our net sales for fiscal 2000. If large numbers of schools or a district controlling a large number of schools in such states were to discontinue purchasing our products, our financial condition, cash flows, and results of operations would be materially and adversely affected.

Our Curriculum-Based Courseware May be Unable to Achieve or Maintain Broad Market Acceptance, Which Inability Would Cause our Future Revenue Growth and Profitability to Suffer.

     Revenue from sublicenses of our courseware constituted approximately 77% and 70%, respectively, of our total revenues in our fiscal years ended February 29, 2000 and February 28, 1999. The balance of our revenue came from customer support, installation, and training. We expect to continue to generate a substantial portion of our revenues from courseware sublicenses, and will need to increase these revenues in order to more effectively grow in other areas of our business. Revenues from licenses of our educational courseware will depend principally on broadening market acceptance of our courseware, which may not occur due to a number of factors, including:

     o teacher, parent and student preferences for interactive educational technology are subject to changes in educational theory;

     o some teachers may be reluctant to use interactive educational technology to supplement their customary teaching practices;

     o we may be unable to control how a school uses our courseware and to demonstrate improvements in academic performance at schools that use our courseware; and

     o our failure to detect defects in our courseware could result in product failures or poor product performance.

     If market acceptance of our courseware is not broadened, our future revenue growth will suffer and we may never achieve sustained profitability.

Changes in Funding for Public School Districts Could Reduce Our Revenues and Impede the Growth of Our Internet Business.

     Substantially all of our revenue is derived from sales to public school districts, which is heavily dependent on funding from federal, state and local governments. Government budget deficits may adversely affect the availability of this funding. In addition, the government appropriations process is often slow, unpredictable and subject to factors outside of our control. Curtailments, delays or reductions in the funding of schools, could delay or reduce our revenues, in part, because schools may not have sufficient capital to purchase our products or services. Funding difficulties experienced by schools could also cause those institutions to be more resistant to price increases of our products, compared to other businesses that might better be able to pass on price increases to their customers. The growth of our business depends on continued investment by public school systems in interactive educational technology and products. Changes in funding of public school systems could slow this kind of investment.


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We are Dependent on a Licensing Agreement Relating to a Substantial Portion of
Our Educational Courseware, Which Agreement Requires Us to Pay Royalties.

     We are dependent on a licensing agreement between us and Wasatch Education Systems Corporation for the right to market and sublicense to customers in the education market for much of our curriculum-based educational courseware. Under this license agreement, as amended in April 2000, we pay WESC royalties equal to 2.5% of our net revenues from licensed programs, but not for enhancements or other modifications we make to licensed programs, which we will own, and our license to market and distribute licensed programs becomes exclusive for all markets.

If We Fail to Enhance Our Existing Products and to Successfully Introduce New Products, Our Future Revenues from Sales Could be Less than We Expect.

     The K-8 and adult education markets, in which we compete are characterized by evolving industry standards, frequent product introductions, and technological change. Our future success will depend, to a significant extent, on a number of factors, including our ability to enhance our existing products and develop and successfully introduce new products. We attempt to maintain high standards for the effectiveness of our products. Our adherence to these standards could delay or inhibit our introduction of new products. We cannot assure that the products will not be rendered obsolete or that we will have sufficient resources to make the necessary investments or be able to develop and market the products required to maintain our competitive position. See "Business
- Product Development."

The Success of Our Long-Term Business Model Requires Us to Generate Revenue From Growth in Use of the Internet.

     The successful implementation of our long-term business model depends, in part, on our ability to generate significant revenues from growth in the use of the Internet. If a substantial portion of the Class A warrants are exercised, or we otherwise obtain funding to aggressively implement our Internet strategy, and Internet usage does not continue to grow, our financial condition, cash flow and operating results could be adversely affected. Some of the methods of generating revenues from Internet usage are relatively new to us and largely untested. Our ability to generate and increase our revenues from these sources depends on:

     o    improvement of the accessibility and ease of use of our Web site;

     o development of a Web site that is sufficiently engaging to increase and retain the number of teacher, student and parent visitors;

     o purchases by parents and teachers of the products being offered at our Web site; and

     o our success in marketing the online delivery of our courseware on a subscription fee basis, while maintaining our revenues from the CD-Rom and network delivery of our courseware to schools.

     If we are unable to generate significant revenues from our Internet business, we will not be able to implement our long-term business model and achieve the profitability we currently anticipate.

If We Fail to Enhance Our Internet Products and Services Without Systems Interruptions and Adapt Those Products and Services to Changes in Technology, Our Future Revenue Growth and Profitability Could Be Less Than We Expect.

     We believe that, if we are successful in our long-term funding goals through the exercise of our Class A warrants, or otherwise, our future revenue growth will depend in large part on whether we are able to enhance and improve our Web site and services as planned. We cannot assure you, however, that any enhancements and improvements will gain market acceptance or be launched on schedule and without systems interruptions. The Internet is rapidly changing,


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and we expect that we will continually need to adapt our Web site and its related technology to emerging Internet standards and practices, technological advances developed by our competition, and changing subscriber, user, and sponsor preferences. Ongoing adaptation of our Web site and its related technology will entail significant expense and technical risk, and we may use new technologies ineffectively or fail to adapt our Web site and its related technology on a timely and cost-effective basis. If our enhancements, improvements, and adaptations of our Web site and its related technology are either delayed, result in systems interruptions, or do not gain market acceptance, our future revenue growth will suffer and we may never achieve sustained profitability.

The Educational Technology Market is Intensely Competitive and We Expect Competition to Increase Significantly in the Future, Which Could Prevent Us From Successfully Implementing Our Business Strategy.

     The educational technology market is intensely competitive and rapidly changing. Barriers to entering Internet markets are relatively low, and we expect competition to further intensify in the future, as more businesses use the Internet to enter the education and home markets for education-oriented products and services. Competition among Internet companies is also intensifying for Web site sponsorships. We also may be adversely affected by pricing and other operational decisions, like the decision of several companies that offer educational content on the Internet to offer a free service rather than charge a fee, which could hurt our potential subscription revenues.

     Our competitors include:

     o software publishers that market educational curriculum products to schools and homes;

     o on-line education-related content and electronic commerce providers (including Internet content providers that license education-oriented content from third parties and Internet retailers that may enter the education electronic commerce market); and

     o programs that enable remote learning, assume management of schools, or provide concentrated tutoring services.

     Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition, and significantly greater financial, technical, marketing, and other resources than we do. Many of these current and potential competitors can devote substantially greater resources than we can to product development, marketing and promotional campaigns, and Web site and systems development.

     It is possible that new competitors or alliances among our competitors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share, and diminished brand franchise, any of which could materially adversely affect our financial condition, cash flows, and operating results. We cannot assure that we will be able to compete successfully against current or future competitors, or that competitive pressures faced by us will not materially and adversely affect our financial condition, cash flows, and operating results. See "Business--Competition."


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Any Future Acquisition of Other Businesses and/or Involvement in Strategic
Relationships May Not Be Successful, Which Activities Could Distract Our Management or Cause Us To Incur Additional Expenses.

     We may acquire businesses in the future. Our integration of any future acquisitions could distract our management or cause us to incur additional expenses, and could cause our business and operations to suffer. We also may enter into strategic relationships with complementary businesses. We cannot assure that we will implement any strategic relationships or other arrangements. If implemented, other strategic relationships we may enter into, may increase our expenses or divert efforts of our management and may not be successful.

We Will Not Be Able to Grow Our Internet Business if the Market for This Business Does Not Develop.

     The success of our Internet business will depend in large part on the continued emergence and growth of a market for Internet-based educational technology products. The market for educational technology is characterized by rapid technological change and product innovation, unpredictable product life cycles, and unpredictable preferences among students, teachers, and parents. Internet commercial businesses and services are evolving markets as well, and it is difficult to estimate how and when growth or other changes in those markets will occur. We therefore cannot predict that the market for Internet-based educational technology products will continue to grow.

Unless We Maintain a Strong Brand Identity, Our Business May Not Grow and Our Financial Results May Suffer.

     We believe that maintaining and enhancing the value of our curriculum-based educational courseware is critical to attracting purchasers for our courseware and sponsors, subscribers and users of our Internet business. Our success in maintaining brand awareness will depend on our ability to continually provide educational technology that students enjoy using and teachers and parents consider beneficial to the learning process. We cannot assure that we will be successful in maintaining our brand equity. We may also need to spend significant amounts in the future to maintain the value of our brands as they relate to our curriculum-based educational software business. Revenues from these activities may not be sufficient to offset associated costs.

Our Future Success is Dependent on the Performance and Continued Service of Our Executive Officers and Other Key Employees and Our Ability to Attract and Retain Skilled Personnel.

     Our performance and future operating results are substantially dependent on the continued service and performance of Barbara Morris, our president and chief executive officer, and Carol Loomis, our vice president of development and secretary, and key technical and sales personnel. To the extent that either Ms. Morris or Ms. Loomis' services became unavailable, our business or prospects may be adversely affected. Each is employed under an employment agreement which may be terminated by us or the employee at any time upon 10 days' notice. We do not know whether we would be able to employ qualified persons to replace either of these key individuals. We do not currently maintain "key man" insurance for any of our executive officers or other key employees.

     We intend to hire additional marketing and sales personnel. Competition for such personnel is intense, and we cannot assure that we can retain our key technical, sales, and managerial employees or that we will be able to attract or retain highly-qualified technical, sales and managerial personnel in the future. The loss of the services of any of our senior management or other key employees and our inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect on our financial condition, operating results, and cash flows.

     We depend on our internal marketing and sales department to maintain and increase our sales. As of May 4, 2000, our marketing and sales staff consisted of 13 employees. The success of our marketing and sales department is subject to a number of risks, including the competition we face from other companies in hiring and retaining personnel, and the length of time it takes new marketing and sales personnel to become productive.

We May Not Be Able to Prevent Others From Using Our Trademarks, Copyrights, Software, and Other Intellectual Property Rights. If Others Do Use These Assets, Their Value to Us, and Our Ability to Use Them to Generate Revenues, May Decrease.

     Our success is dependent on our ability to protect our intellectual property rights. We rely principally on a combination of trade secret laws, non-disclosure agreements, and other contractual provisions to establish and maintain our proprietary rights. We currently license the rights to educational courseware developed by WESC, including the right to modify and develop new courseware programs based on this licensed courseware and the right to market and sublicense this licensed courseware and any new courseware we derive from this licensed courseware. We are aware that significant copying occurs within the software industry, and if a significant amount of unauthorized copying of our products were to occur our financial condition, cash flows, and operating results could be adversely affected.

     As part of our confidentiality procedures, we generally enter into non-disclosure and confidentiality agreements with each of our key employees, consultants, and business partners and limit access to and distribution of our technology, documentation, and other proprietary information. In particular, we have entered into non-disclosure agreements with each of our key employees and business partners. Despite our efforts to protect our intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer portions of our technology and use such information to create competitive products.

     Policing the unauthorized use of our software is difficult, and while we are unable to determine the extent to which piracy of our software exists, such piracy can be expected to be a persistent problem.

     It is possible that the scope, validity, and/or enforceability of our intellectual property rights could be challenged by competitors or other parties. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by these administrative bodies or courts could have a negative impact on our intellectual property rights. These challenges whether with or without merit, could be time-consuming, result in costly litigation, and diversion of resources, cause product shipment delays, or require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a claim of infringement against us and our failure or inability to license the infringed or similar software, our financial condition, cash flows and operating results could be materially adversely affected.

Although We Exhaustively Test Our Products, Defects May be Discovered by Customers That Could Have a Material Adverse Effect on Our Business.

     Prior to the release of new products or upgrades to existing products, we rigorously test those products. However, despite testing, new products or enhancements may contain undetected errors or "bugs" that are discovered only after a product has been installed and used by customers. We cannot assure that errors will not be discovered in the future. Any errors can cause delays in shipments and materially and adversely affect our competitive position and operating results. Although we have not experienced material adverse effects resulting from any such errors to date, we cannot assure that any new or enhanced products or releases will be error-free even after commencement of commercial shipments. Discovery of errors in our products after the commencement of commercial shipping could result in the following:

     o    loss of revenues;

     o    delays in market acceptance;

     o    diversion of development resources;

     o    damage to our reputation; and

     o    increased service and warranty costs.

     Any of these occurrences could have a material adverse effect upon our financial condition, cash flows, and results of operations.

Our Web Site May be Vulnerable to Security Risks.

     The secure transmission of confidential information over the Internet is a critical element of our operations. To date, we have not in the past experienced significant network security problems. However, our Web Site may be vulnerable to unauthorized access, computer viruses, and other security problems. Persons that circumvent security measures could use our confidential information or our customers' confidential information wrongfully or cause interruptions or malfunctions in our operations. We may be required to expend significant additional resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. We may not be able to implement security measures that will protect sufficiently against security risks.

Our Stock Price is Particularly Volatile Because of the Industry We are in.

     The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology companies, particularly Internet-related companies, have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of these companies. The market prices of the equity securities of some of our competitors have been particularly volatile because of lower than anticipated operating results. These broad market fluctuations could adversely affect the market price of our stock.

Our Executive Officers, Directors and Their Relatives Control Approximately 48% of Our Common Stock Before This Offering.

     Our executive officers, directors and their relatives in the aggregate, beneficially own approximately 48% of 7,658,334 shares of our outstanding common stock. Our executive officers, directors, and their relatives would own approximately 41.3% of our common stock after this offering, giving effect to exercise of all 3,069,334 Warrants, but not the conversion of the principal of, and accrued interest on, the debenture we issued to one of the selling securityholders or the exercise of the debenture warrants held by that securityholder. These stockholders should be able to influence all matters requiring approval by our stockholders, including the election of directors and the approval of corporate transactions. This concentration of ownership may also delay, deter or prevent a change in control of our company and may make some transactions more difficult or impossible to complete without the support of these stockholders.

There is No Prior Market for Our Warrants, and our Stock Price May Decline After the Offering.

     After this offering, the market price of our common stock may remain below the exercise price of the Class A warrants. In addition, active public markets for the Class A warrants or Class B warrants may not develop or be sustained after this offering.

     Approximately 59% of the Outstanding Shares of Our Common Stock Are Restricted From Immediate Resale But May Be Sold Into the Market in the Future. We May Also Issue Additional Stock Following This Offering. This Will Increase the Supply of Common Stock Available for Resale, and Could Increase Trading Activity and Cause the Market Price of Our Common Stock to Drop Significantly, Even if Our Business is Doing Well.

     Sales of a substantial number of shares of common stock in the public market following this offering could cause the market price of our common stock to decline. After completion of this offering and the exercise of the 1,534,667 Class A warrants and the debenture warrants to purchase up to 196,078 shares of our common stock and the assumed issuance of 1,708,451 shares of our common stock upon conversion (at an assumed price of $2.34 per share) of the principal, but not accrued interest on, the debenture we issued to a selling securityholder, we will have 11,097,530 shares of common stock outstanding, based on 7,658,334 shares of our Common Stock outstanding on May 4, 2000. Of the 7,658,334 shares of our common stock outstanding, approximately 4,548,000 shares are deemed to be "restricted securities." Of these restricted securities, 1,268,461 are being registered hereby and will be eligible for sale in the public market beginning on the date of this prospectus, but 800,000 of such shares are subject to a six month lock-up agreement with the holder of the debenture we issued in March 2000 and the remaining 468,461 shares are subject to a similar three month lock-up agreement. The remaining 3,280,000 restricted shares of our common stock include 2,805,000 shares issued in the merger that are eligible for sale under Rule l44 under the Securities Act commencing January 20, 2001 and 450,000 shares which are currently eligible for sale under Rule 144.

Disclosure Relating to Low-Priced Stocks.

     Our common stock, which is traded on the OTCBB, is subject to Rule 15g-9 under the Securities Exchange Act of 1934, as amended. The Exchange Act imposes various sales practice requirements on broker-dealers who sell securities governed by Rule 15g-9 to persons other than established customers and accredited investors (generally institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse). For transactions covered by Rule 15g-9, the broker-dealer must make a special suitability determination for the purchaser to have received the purchaser's written consent to the transaction prior to sale. Consequently, Rule 15g-9 may have an adverse effect on the ability of broker-dealers to sell our securities and may affect the ability of purchasers in this offering to sell our securities in the secondary market and otherwise affect the trading market in the common stock.

     The Securities and Exchange Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Because our securities are subject to the penny stock rules, investors in the offering may find it more difficult to sell their shares. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in that security is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document prepared by the Commission that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction , and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer salesperson compensation information, must be given to the customer orally or in writing before or with the customer's confirmation. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology including "could," "may," "will," "should," "expect," "intend," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or "opportunity," the negative of these terms or other comparable terminology. These statements are only predictions. Statements made by us in the prospectus concerning our ability, and our marketing and sales efforts, to deliver products and services over the Internet and the effectiveness of our products, are all forward-looking statements that involve risks and uncertainties. These risks and uncertainties include: our ability to market our products and services both online and off-line, the timely development and acceptance of new products and services, the impact of competitive products and pricing, the timely funding of school budgets, customer payments to us, and other risks described above under "Risk Factors" and elsewhere in this prospectus. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statements.

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform them to actual results or to changes in our expectations.

                                 USE OF PROCEEDS

     We will not receive any proceeds from sales of our common stock by selling security holders. We may, however, receive up to $65,497,193 of gross proceeds from the exercise of our Class A warrants ($21,485,338), Class B warrants ($42,970,676), offered hereby and the exercise of the debenture warrants ($1,041,179), we issued to the holder of the debenture we sold in a private offering in March 2000, assuming all of these warrants and debenture warrants are exercised at their initial exercise prices. We cannot assure that any of our warrants or debenture warrants will be exercised at their initial exercise prices, or at all.

     We currently intend to use the net proceeds from any exercises of our warrants and debenture warrants for working capital and other general corporate purposes. These purposes may include funding an increase in our direct sales force, expanding into new markets, increasing branding and marketing campaigns and other promotional activities, continued development, and expansion of our Internet offerings and content, repayment of long-term debt, working capital purposes, and funding anticipated operating losses. In addition, we may apply a portion of these net proceeds to finance the evaluation and acquisition of potential acquisition candidates and/or the consideration of, and the making of, strategic investments in businesses, technologies, other products or services which complement our product offering. We have no arrangements, agreements or understandings concerning any possible acquisition. We cannot assure, however, that we will, in fact, make any acquisitions or investments. Excess cash balances from any proceeds will be invested in short-term interest bearing investment-grade securities, including, but not limited to, short-term U.S. Treasury securities, repurchase agreements, and bank deposits. In addition, we expect to fund future expenditures from the proceeds of additional equity offerings, debt financings, and cash flow from operations.

                              CASH DIVIDEND POLICY

     We have never paid or declared any cash dividends on our shares. We currently expect to retain future earnings, if any, to finance the growth and development of our business. Therefore, we do not anticipate paying cash dividends in the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of February 29, 2000:

Cash and cash equivalents                                           $    72,000
                                                                    ===========
Indebtedness(1):
  Long-term debt                                                    $    16,000
  Capitalized lease obligations (2)                                      67,000
                                                                    -----------
         Total long-term debt                                            83,000

Stockholders' equity:

Common stock $.0001 par value,
authorized 100,000,000 shares,
issued and outstanding
7,658,334 shares                                                          1,000
Additional paid-in capital                                            4,087,000
Stock subscription receivable                                           (84,000)
Accumulated deficit                                                  (2,784,000)
                                                                    -----------
        Total shareholders' equity                                    1,220,000
                                                                    -----------
        Total capitalization                                        $ 1,303,000
                                                                    ===========

----------
(1) Includes the current maturities of long-term debt and capital lease obligations. See Notes 8 and 20 of the Notes to Financial Statements included elsewhere in this prospectus for information relating to our outstanding indebtedness and indebtedness incurred by us subsequent to February 29, 2000.

(2) See Note 9 of the Notes to Financial Statements included elsewhere in this prospectus for information relating to capitalized lease obligations.

                             SELECTED FINANCIAL DATA
                      (in thousands, except per share data)

     The following table presents selected historical financial data for us and is qualified in its entirety by reference to, and should be read in conjunction with, our historical financial statements and the related notes included elsewhere in this prospectus. Our historical financial data for our fiscal years ended February 29, 2000 and February 28, 1999 and as of February 29, 2000, have been derived from our financial statements which have been audited by Tanner + Co., independent certified public accountants. Historical financial information may not be indicative of our future performance. See "Management's Discussion and Analysis Financial Condition and Results of Operations" and "Business".

                                                             Fiscal Years Ended
                                                     February 29, 2000   February 28, 1999
                                                     -----------------   -----------------
                                                            (in thousands of dollars)
Statement of Operations Data:
   Net Sales                                                $ 2,224     $ 1,948
   Income (loss) from operations                                153      (1,565)
   Net income (loss)                                             77      (1,662)
   Basic and diluted net income (loss) per share                .02        (.49)

   Weighted average number of common shares
      outstanding - basic and diluted                         3,855       3,379

                                                              As of
                                                        February 29, 2000
                                                        -----------------
Balance Sheet Data:
   Total current assets                                     $ 1,019
   Total assets                                               1,723
   Working capital                                              558
   Long-term debt                                                42
   Accumulated deficit                                       (2,784)
   Total stockholder's equity                                 1,220

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

     We develop, market, and sell curriculum-based educational courseware and related services to schools, school districts, and adult education sites located in the United States. Our comprehensive courseware library includes over 1,400 hours of instruction addressing the curriculum objectives for grades K-8, adult basic education, and GED preparation. The subject areas covered include reading, writing, mathematics, science, social studies, self-esteem, conflict resolution, and life and job skills. All of our products have been integrated under our Internet-compatible courseware management system, which allows the delivery of our courseware on local area and wide area networks, by a teacher on a demonstration teaching station, in a computer laboratory setting, or at home through online access via the Internet and monitors student progress, tracks time-on-task, assigns courseware, and prints progress reports. We recently released a new mathematics product series which includes over 400 hours of comprehensive instruction. These new products are deliverable online via the Internet. By September 2000, we expect that virtually all of our products will be Internet-deliverable.

Merger

     On January 20, 2000, we entered into an agreement and plan of reorganization with Wasatch Interactive Learning Corporation, a Utah corporation, under which WILC-Utah merged with and into us. In connection with the merger, we issued 3,605,205 shares of our common stock to the stockholders of WILC- Utah, representing 48% of our outstanding shares of common stock after such issuance, and we changed our name from AG Holdings, Inc. to Wasatch Interactive Learning Corporation.

     The merger has been accounted for as a reverse acquisition, whereby the surviving company reflects the combined assets and liabilities of the surviving company and the acquired company at their historical book values and the historical operations of the combined companies are those of WILC-Utah. While our common stock remains outstanding, for financial reporting purposes, the accumulated deficit in retained earnings is that of WILC-Utah. The statement of operations for the fiscal years ended February 29, 2000 and February 28, 1999 reflect WILC-Utah's operations for the two years ended February 29, 2000 and the operations of the surviving entity of the merger from January 20, 2000, date of reorganization, through February 29, 2000. As our financial operations for the time periods discussed above were immaterial in relation to those of WILC-Utah, a separate breakout of financial data for AG Holdings, Inc. has not been presented.

     Revenue

     Our revenue is derived substantially from the sale of curriculum-based educational courseware licenses to U.S. schools and school districts in the K-8 market, and adult education sites, which includes adult basic education and GED preparation. We also generate revenue from installation, training, and customer support services, for which we charge fees. Annual renewal fees are charged to existing customers based on the number of file servers loaded with our software at each school or adult education site. The renewal fee includes access to our customer support representatives for a 12-month period and one software upgrade of their licensed courseware. The average courseware sale is $30,000 and consists of 40 network licenses, on-site installation, and two days of on-site training. Courseware revenue is recognized when the software is shipped, collectability is probable, and there are no significant obligations remaining. Installation and training revenue is generally recognized when installation and training is complete, which normally occurs within 30 days after product shipment. Renewal fee revenue is generally deferred at the time of sale and recognized ratably over a 12-month period.

     The majority of our revenue has been derived from the sale to schools and adult education sites of workstation licenses of our licensed courseware and our proprietary courseware.

     Licensed courseware. Licensed courseware includes six suites entitled, "Beginning Reading," "Projects for the Real World K-3," "Projects for the Real World 4-8," "Basic Skills," "Job Skills," and "Windows Instructional Management System." Wasatch Education Systems Corporation originally developed this courseware, and we have the exclusive license to sell these products in the education market. We have enhanced these products during the last three years, updating the products to run on Microsoft's Windows 95, 98, and NT operating systems. Under our license agreement with WESC, we own these enhanced products. The majority of our revenues over the last three years has been generated from the sale of WESC licensed courseware. When we sold WESC licensed courseware, we were required to pay WESC a royalty based on 10% of net sales of licensed courseware. However, our license agreement with WESC has been amended to reduce royalties to 2.5% of our net sales commencing March 1, 2000.

     Proprietary courseware. The following five suites of products constitute our proprietary courseware:

     o our comprehensive "Math Expeditions" courseware, which reinforces the necessary mathematics skills for K-adult education market;
     o our interactive set of tools and manipulatives that make abstract mathematical skills concrete;
     o    our Java-based instructional management system; and
     o    our Student TRAX curriculum manager; and
     o    video test assessment product.

     Installation, Training, Customer Support, and Print Revenue. Service revenue includes fees for installation, on-site customer training, customer support access via an 800 help number, and printed materials such as teachers' manuals.

     Future Revenue Sources. We anticipate that our revenue mix will change over time. In the future, we plan to generate revenue from other sources, such as new titles that may be developed to expand our proprietary courseware offering, subscriptions to the online offering of our educational courseware, and related services.

     Cost of Revenue

     Costs associated with our revenue include CD-ROMs, software documentation, packaging, shipping, customer support labor, training support labor, royalties, amortization of our licensed courseware capital costs, and other costs associated with the production and delivery of our courseware and services.

     Operating Expenses

     Our operating expenses are comprised of:

     o research and development costs, which consist of employee labor costs associated with the programming, graphic design, art production, development, maintenance, and testing of our educational courseware content and for making our content available online over the Internet. We retain outside contractors from time to time to develop proprietary software products. The decision to use our employees or outside contractors to develop products rests with management and is usually based on time constraints and cost effectiveness. It is our policy to charge research and development costs to expense as incurred.

     o sales and marketing costs, which consists of salaries, commissions, related payroll and travel costs of our sales force, advertising, promotion and displays at educational conferences, and marketing costs associated with reaching our customers.

     o general and administrative expense, which include salaries, benefits and related payroll costs for our executive officers and administrative personnel, office rent and equipment lease costs, professional fees, and other general corporate expenses.

     We expect our operating expenses to increase significantly as the number of direct sales representatives increases, we continue to develop our Web site and Web-based products, and we increase the number of employees in sales support, marketing, and product development functions.

Results of Operations

     The following table sets forth statement of operations data for our fiscal years ended February 29, 2000 and February 28, 1999. This information has been derived from our audited financial statements. You should read this information in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus.

                                                          Fiscal Years Ended
                                                 February 29, 2000   February 28, 1999
                                                 -----------------   -----------------
                                                    (in thousands of U.S. dollars)
Revenue:
     Licensed courseware                               $ 1,068          $ 1,214
     Proprietary courseware                                635              145
     Service income                                        521              589
                                                       -------          -------
     Total revenue                                       2,224            1,948
Cost of revenues                                           451            1,139
                                                       -------          -------
Gross margin                                             1,773              809

Operating expenses:
     Research and development                              587              820
     Sales and marketing                                   455              851
     General and administrative                            578              703
                                                       -------          -------
Total operating expenses                                 1,620            2,374
                                                       -------          -------
Income (loss) from operations                              153           (1,565)
Other income (expense),
     Interest expense, net                                 (75)             (97)
Provision for income taxes                                  (1)             (--)
                                                       -------          -------
Net income (loss)                                      $    77          $(1,662)
                                                       =======          =======

     Fiscal Year Ended February 29, 2000 Compared to Fiscal Year Ended February 28, 1999

     Revenues

     Our revenue increased to $2,224,000 in the fiscal year ended February 29, 2000 from $1,948,000 for the fiscal year ended February 28, 1999, an increase of 14%. The components of these revenues consisted of the following:

     o Licensed Courseware Revenue. Licensed courseware revenue of $1,068,000 for fiscal 2000 decreased $146,000, or 12%, from the year ago level of $1,214,000, as a result of our sales force concentrating their selling efforts on our new "Math Expeditions" proprietary courseware, which was released in September 1999.

     o Proprietary Courseware Revenue. Sales of our proprietary courseware increased $490,000, from $145,000 for fiscal 1999, to $635,000 for fiscal 2000. This increase was attributable to market acceptance of our new "Math Expeditions" product.

     o Service Revenue. Service revenue of $521,000 for fiscal 2000 decreased $68,000, or 11%, from the year ago level of $589,000. This decrease was primarily attributable to a decrease in customer support fees for DOS-based products, which are no longer being supported by us.

     At February 29, 2000, our deferred revenue of $78,000 consisted of renewal customer support fees of $61,000, training revenue of $11,000 and installation revenue of $6,000.

     Cost of Revenues

     Our cost of revenues decreased 60% to $451,000 for fiscal 2000, down from $1,139,000 for the comparable period in 1999. Gross margin, as a percentage of total revenues increased to 80%, an increase of 38% from fiscal 1999. The substantial variance in our cost of sales and gross profit for fiscal 2000 as compared to fiscal 1999, was the result of the following factors:

     o Under our license agreement with WESC, we had the right to extend the exclusivity period for licensed programs during each license year by paying $500,000 to WESC. We elected not to extend the exclusivity period for license year 2000, thereby saving $545,000 of expense, as compared to fiscal 1999. In addition, when we elected not to extend the exclusivity period, we had the right under the license agreement to apply excess royalties paid since the date we commenced operations (the difference between minimum royalties paid when we elected exclusivity and the 10% royalties due if we did not elect exclusivity) against future royalty expense. As of February 29, 2000, we recorded as an asset, a $45,000 pre-paid royalty credit which we reasonably expect to apply toward fiscal 2001 royalty expense.

     o Training support labor costs decreased $132,000, or 66%, for fiscal 2000, as compared to the year ago level, as a result of our reduction of our workforce by two employees in June of 1999 and a shift to using less expensive independent contractors for on-site installation services.

     We expect our gross margin to remain in the 80%-85% range as we have modified the terms of our license agreement with WESC and reduced our licensed royalties from 10% to 2.5% effective March 1, 2000 and are introducing new proprietary products.

     Operating Expenses

     Research and Development Costs. Research and development costs decreased by 28% to $587,000 for fiscal 2000, as compared to $820,000 for the previous fiscal year. The decrease was attributable to the completion of development of our Internet development platform and Java-based Internet courseware management system in April 1999. Development of these products has enabled us to dramatically reduce programming costs and speed up the development and delivery of new courseware products. During fiscal 1999, we paid an outside contractor approximately $240,000 to develop our Java-based Internet courseware management system.

     Sales and Marketing Expenses. Sales and marketing expenses of $455,000 for fiscal 2000 decreased $396,000, or 47%, from $851,000 for fiscal 1999. The decrease was primarily attributable to a reduction of 1.5 direct sales representatives, one sales support employee, and a reduction in marketing and educational conference participation in fiscal 2000, as compared to fiscal 1999. We increased our sales force from 1.5 to 11 direct sales representatives in April 2000 and expect to further expand our direct sales force to 20 by August 2000.

     General and Administrative Expenses. In line with other operating expenses, general and administrative expenses decreased $125,000, or 18%, from $703,000 for fiscal 1999 to $578,000 for fiscal 2000. The decrease reflects a decrease in office lease expense, personnel, and office maintenance expenses. The decreases in general and administrative expenses were partially offset by an increase in professional expenses.

     Operating Income (Loss)

     Income from operations for fiscal 2000 was $153,000, as compared to a loss of $1,565,000 for fiscal 1999. This realization of income from operations was due, in large part, to the significantly reduced operating expenses discussed above. Income (loss) from operations for fiscal 2000 and fiscal 1999 include non-cash charges for asset depreciation and intangible asset amortization of $381,000 and $375,000, respectively.


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     Net Interest Expense

     Net interest expense of $75,000 for fiscal 2000 decreased $22,000, or 22%, from $97,000 for fiscal 1999 as a result of our repayment of borrowing under a $500,000 line of credit earlier than anticipated.

     Income Taxes

     As of February 29, 2000, we had net operating loss carryforwards for tax purposes of $1,500,000, which are available to offset future taxable income. The Tax Reform Act of 1986 limits the annual amount, which can be used for certain of these carryforwards as a result of our recent change in control. Our net operating loss carryforwards begin to expire in 2017.

     Net Income (Loss)

     As a result of the foregoing factors, we had net income of $77,000 for fiscal 2000, as compared to a loss of $1,662,000 for fiscal 1999.

Liquidity and Capital Resources

     Historically, we have financed our operations by borrowings under secured term loans, working capital lines of credit and loans from related parties. During the fiscal year ended February 29, 2000, we received proceeds of $1,220,000 from the sale of our common stock and repaid $576,000 of debt. The remainder of the proceeds were used for working capital purposes.

     Our cash position was $72,000 at February 29, 2000. Net cash used in operating activities for fiscal 2000 was $540,000, as compared to $929,000 for fiscal 1999. We used $32,000 for equipment purchases during fiscal 2000. No cash was used for equipment purchases during fiscal 1999. Net cash flow provided to us from financing activities was $644,000 for fiscal 2000 and $24,000 of net cash was used by us in financing activities during fiscal 1999.

     Current and long-term debt of $83,000 at February 29, 2000 is primarily composed of capital lease obligations of $67,000. These leases have imputed interest rates ranging from 11% to 18% per annum and expire in 2005. The remainder of our debt is comprised of a $16,000 note payable to a financial institution, which bears interest at a rate of 11% per annum and matures on April 30, 2000. Long-term debt in the amount of $394,000 owed to two officers and a shareholder was satisfied during fiscal 2000 through the issuance of common stock. In addition, the same two officers forgave $658,000 in accrued salaries during fiscal 2000. This forgiveness was recorded as a contribution of capital. See "Related Party Transactions."

     We have issued as a dividend, Class A warrants to shareholders of record as of February 15, 2000, on the basis of one Class A warrant for each five shares of our common stock outstanding on that date. Each Class A warrant entitles its holder to acquire one share of common stock and one Class B warrant for $14 prior to February 15, 2002. Each Class B warrant entitles its holder to purchase one share of our common stock for $28 prior to February 15, 2004.

     Our future capital requirements will depend on a variety of factors, including market acceptance of our products and the resources we devote to developing, marketing, selling, and supporting our products. We expect to devote substantial capital resources from the proceeds of exercises of the Class A and Class B warrants, for the following purposes:

     o increase distribution of our educational products by increasing our direct sales force from 20 to 60 direct sales representatives and expanding into new markets;

     o    development and expansion of our Internet offerings and content;


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     o    branding, marketing campaigns, and promotional activities;

     o strategic acquisitions and strategic relationships; and o working capital.

     On February 29, 2000, we completed an interim equity financing in which we sold, for an aggregate of $950,000, 158,334 shares of our common stock and 31,667 Class A warrants sold at $6.00 per unit. In March 2000, we completed a $4 million private placement of a 7% convertible debenture sold to one institutional investor. The $4 million debenture matures on March 16, 2003, and was issued with warrants to purchase up to 196,078 shares of our common stock exercisable at $5.31 per share. The debenture bears an interest rate of 7% per annum with interest payable quarterly. The debenture is convertible into shares of our common stock at the lesser of:

     o    $6.25 per share and

     o 80% of the closing bid price of our common stock for any five non-consecutive trading days during the 20-day trading period prior to conversion.

     We realized approximately $3,580,000 in net proceeds from the sale of the debenture, which proceeds we intend to use for the following purposes:

     o the hiring of 18 direct sales representatives and sales support personnel;

     o the hiring of additional personnel for product development, finance, and customer support;

     o    continued conversion of our products to 32-bit/Internet enabled code;

     o increased marketing activities, including participation at national educational conferences; and

     o    other working capital needs.

     We plan to raise at least an additional $3.0 million of capital within the next six months through the sale of equity or debt securities as determined by our board of directors at their sole judgment. We currently plan to use the proceeds from the sale of our securities for continued implementation of our growth strategy, working capital purposes and if we raise in excess of $3.0 million to either pay-off long-term debt or accelerate our growth strategy.

                                    BUSINESS

Overview

     We provide curriculum-based educational courseware to two segments of the educational technology market:

     o    the kindergarten through 8th grade, or K-8, market; and

     o the adult market, which includes adult basic education and alternative education students.

     Our educational courseware titles address the majority of curriculum objectives for grade levels K-8, adult basic education, and preparation for a general education diploma, or GED. Our products offer instructional and


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"packaging" flexibility and feature problem-solving, simulations, advanced tools, and graphics. Our products are highly interactive and encourage users to be "active doers."

     Our products can be used on an individual computer running from a CD-ROM, on a local area network, on a wide-area network, in a computer laboratory setting, in the back of a classroom, and by a teacher on a demonstration teaching station. Our educational courseware management system also allows use of our educational courseware at home, or lessons running on the Internet, with updated results sent to the parents and/or school.

     We believe that the Internet is an integral component in improving academic skills in schools and privately through home access. To enable our educational courseware products to be delivered online via the Internet, we have completed a research and development program under which we:

     o developed a multimedia Internet development platform for rapid conversion of existing or enhanced products for online delivery via the Internet; and

     o developed in conjunction with a business partner, our Internet compatible educational courseware management system.

     Our Internet development platform permitted us to release in 1999, over 400 hours of Internet- deliverable comprehensive K-8 mathematics courseware, as well as a series of interactive mathematics tools.

Markets

     The educational technology market can be divided into four segments:

     o    the school market;

     o    the adult education market;

     o    the home schooling market; and

     o    the Internet market.

     School Market. In this market segment, the primary emphasis is on content and instructional methodology. Product life spans are much greater than retail, marketing costs are lower, and the greater emphasis on content and instructional methodology means development costs are lower, which may result in greater profitability.

     The school market for educational software is large and growing. According to a report by Quality Education Data, Inc., or QED, in the 1998-1999 school year, K-12 schools spent more than $6.7 billion on educational technology, representing an increase of approximately 25% from previous year spending levels. This report also indicates that spending on instructional software increased by approximately 74% in the 1998-99 school year and is attributed, in part, to the increased number of multimedia computers at school district and individual school levels. QED research shows that in the last two years, the average number of multimedia computers per school has increased nearly 200% and that in the average school, two-thirds of the installed base of computers are now multimedia. QED projects that K-12 districts will buy almost a third more multimedia computers for instructional use in the 1999-2000 school year. Based on 1999 data from Market Data Retrieval, the K-12 marketplace in the United States consists of approximately 109,175 public and private schools, 14,349 school districts, and 51.4 million students. New schools are being added at a rate of approximately 778 per year. Title I is the largest federally funded education program at $7.7 billion, up 4% from the prior year, and it is estimated to be the largest single source of funding for technology-related products.


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     Internet access in schools is increasing as more teachers use the Internet in their instruction. According to a recently released study by the National Center for Educational Statistics of the U.S. Department of Education, approximately 95% of U.S. schools were connected to the Internet last year, compared with about one-third in 1994.

     Adult Education Market. Based on data from the National Institute for Literacy, approximately 4.0 million Americans are enrolled in adult education courses which are generally provided through high schools, community colleges, adult learning centers, and correctional facilities. A National Adult Literacy Survey found that over 40 million Americans age 16 and older have significant literacy needs and more than 20% of adults read at or below a fifth-grade level, far below the level needed to earn a living wage. Management believes, based on its knowledge of the industry, that there are a variety of other factors involved in the dramatic growth of adult education programs in the United States, including:

     o high school dropouts establishing qualifications for job opportunities;

     o    immigrant population seeking to develop English language skills;

     o    corporations trying to improve job performance of employees;

     o    a requirement to qualify for welfare; and

     o    prevention of recidivism in the nation's prisons.

     It is generally accepted that funding for adult education is in the billions, considering that Welfare-to-Work grants totaled $3 billion in 1998-99, federal and state governments provided over $1.3 billion in 1997, the Job Training Partnership Act grants are in the hundreds of millions of dollars, and millions of dollars more are provided through private funding. Use of instructional technology is rapidly increasing to meet the demands of this fast-growing market segment.

     Homeschooling Market. According to the National Home Education Research Institute, or NHERI, between 700,000 and 1.5 million children in the grade K-12 age group are being home-schooled in the United States, and the numbers are growing every year. We believe that home schooling is growing at a significant rate due, in part, to:

     o    increasing school violence;

     o    lowering opinions of public education standards; and

     o the desire to protect children from undesirable influences outside the home.

     Another reason home schooling is growing at record numbers is that the Internet is providing resources that make it easier for parents to teach their children at home. On the Internet, families can create a virtual schoolhouse in their living rooms. Almost every state has annual statewide homeschooling and family learning conferences. While educational technology expenditures for this market are difficult to estimate, homeschoolers have a great need for comprehensive, effective managed educational courseware based on sound educational research. A 1996-1999 NHERI study found that 86% of homeschoolers have computers in their home, and 84% of them use their computers for homeschooling. This market is accessible through conferences, direct mail, advertising in specialized newsletters and magazines, and on the Internet.

     Internet Market. The Internet is becoming an increasingly important part of U.S. education, with teachers and parents viewing the Internet as a powerful learning communication and information resource for use in both schools and in homes. A Newsweek/Kaplan Poll of parents with children in grades K-8 shows that approximately 75% of these parents have computers at home, and 62% are connected to the Internet. More than half of the children in grades K-4 use computers at least a few times a week. Teachers are seeking ways to effectively harness the resources available on the Internet and offer their students safe and appropriate materials.

     As more parents and schools see personal computers and educational courseware as possibly the most important investment they can make for their children and students, there is a very large revenue potential from the online accessibility of educational courseware. Internet-deliverable content is becoming a valuable commodity as Internet companies are aggressively acquiring content-providers. We believe that we are in the unique position of having access to a broad range of educational content that is, or can be quickly and cost-effectively, made Internet-deliverable.

Market Opportunity

     We believe that increased spending on educational technology, a growing commitment to improving student achievement, and rising demand for educational programs that are built around or include educational technology has created a significant market opportunity for providers of educational courseware and Internet-deliverable educational products and services.

     While many technology companies are attempting to position themselves to take advantage of this opportunity, we believe that none dominates the education market, creating a competitive advantage for companies like us, that have a comprehensive offering of educational courseware products.

     We encourage learning by offering high-quality, media-rich, interactive, curriculum-based content. Under our license agreement with WESC, we have:

     o a perpetual, world-wide license to use and reproduce over 1,000 instructional hours of educational courseware for the K-8 and adult education markets developed by Ms. Morris and Ms. Loomis while they were at WESC and the right to enhance and upgrade this courseware or prepare new courseware products using the code and/or instructional content of this licensed courseware; and

     o a perpetual world-wide license to directly or indirectly market, distribute, sell and sublicense this licensed courseware and the new courseware products we derive from the original courseware, as defined in this license agreement.

     We believe that our courseware is highly interactive, allowing the student to respond to problems and receive immediate feedback. Through a combination of animation, graphics, and sound, we provide a rich user interface that is visually engaging and stimulating to students. Our consistent problem- solving approach explains abstract concepts in the context of the student's everyday life. We believe that this context improves the student comprehension and, as a result, his or her overall performance in school. See "--Products" and "--Intellectual Property."

     We Expect to Offer a Broad Range of Products and Services. Our broad range of products enables us to offer integrated school/home educational solutions. Teachers will be able to access online tools, such as correlations, to help them integrate our courseware into existing curricula and utilize a variety of tools to evaluate student performance. Specifically, we are developing an online assessment product that, while correlating to all national and state standards, measures student performance through online tests. This diagnostic functionality then can be used to prescribe specific components of our educational content that address diagnosed areas of weakness in student performance. We believe that these tools will improve the overall instructional capabilities in an environment in which teachers are becoming increasingly accountable for the performance of their students, and will allow teachers to increase their control of the learning process.

     We expect that parents will be able to use our various online services to help them monitor the progress of their children and communicate with other parents and teachers. Students will be able to use our Web site to complete homework assignments.

     Our newly developed Internet development platform accelerates our ability to make our existing products Internet-deliverable and our courseware management system permits students to rapidly access, and teachers to effectively manage the use of our products by their students. Through the use of our proprietary Internet development platform, we released for distribution in 1999 more than 400 hours of comprehensive K-8 mathematics courseware which is deliverable online via the Internet, as well as a series of interactive mathematics software tools. We believe we were able to complete this project in half the time and at a cost reduction of approximately of 50%, as compared to the time and cost that would be required by our competitors to complete a similar project. In addition, we believe that our Internet compatible remote-access courseware management system, under which all of our products have been integrated, gives us a competitive advantage in the educational technology market and a significant advantage in the Internet segment of that market. We believe that the availability of this remote-access management system for use with our educational courseware will significantly enhance our ability to sell our products to school districts and schools.

     Our experienced professional development staff, coupled with our library of educational courseware, and our Internet development platform, will facilitate the rapid development of new products for the educational technology market. In addition to our current educational courseware offering, we have the right under our license agreement with WESC to additional content from a family of educational courseware which is currently being used in over 250 schools. We believe this courseware provides high quality content for new products. We believe that this content, coupled with our professional development staff, lead by Ms. Morris and Ms. Loomis, and our proprietary Internet development platform, will facilitate the rapid development of new products which will be deliverable on a CD-Rom to Windows and MacIntosh users and deliverable online via the Internet.

Strategy

     Our objective is to become a leading provider of technology-delivered, curriculum-based educational material in the K-8, adult education and home segments of the educational technology market. To achieve this objective, we intend to pursue the following strategies:

     Expand the Distribution of Our Products. We intend to implement the following strategy over the next six months:

     o Expand the geographic distribution of our courseware products from 19 states as of May 4, 2000 to 30 states. Starting with 1.5 direct sales representatives in l999, we expanded to ll representatives by April 1, 2000. We expect to further increase our direct sales force to 20 representatives and increase the number of independent educational reseller companies for our products from two to 10 companies.

     o Expand our product sales to niche markets within the educational technology market, such as adult basic education programs, alternative high schools, correctional institutions, charter school, private schools, home schooling, community colleges, and home usage via the Internet.

     o    Increase our participation at educational conferences.

     Develop and Enhance Our Educational Web site. We intend to make our Web site accessible to parents, students and teachers by offering online application products targeted at the needs of these constituencies, on a subscription fee basis, rather than the traditional one-time license fee. For example, we intend to offer programs on our Web site that will permit:

     o parents to diagnose learning deficiencies of their children, select courseware for improving academic performance, then monitor a child's academic progress;

     o students to use our Web site to complete online lessons, submit completed homework assignments, use research tools, or chat with experts;

     o teachers to customize instructions for individual children, communicate with parents, submit homework assignments to students, obtain home progress reports, and discuss effective instructional techniques with other teachers;

     o parents engaged in home schooling to use our Web site to test children on standard learning objectives, assign specific courseware, and discuss teaching strategies online; and

     o adults seeking to further their basic education to complete their GED requirements, learn English, or improve basic skills.

     Enhance and Upgrade Existing Products and Develop New Products. Our research and development strategy is to:

     o utilize our Internet development platform to make all of our existing products Internet- deliverable as rapidly as possible;

     o complete development and testing of an educational assessment product that will have applications in all segments of the educational technology market. We believe that this assessment product will be especially attractive to parents because it will permit parents to determine the educational skills of their children, as compared to applicable state standards, and will recommend, and permit parents to purchase from us online, specific software products designed to address the specific educational deficiencies identified by our assessment product; and

     o enhance our courseware management system so that it can be used in e-commerce transactions on our Web site.

     Capitalize on the Experience of Our Management and Product Development Personnel. We have a management team with extensive educational technology experience led by Barbara Morris and Carol Loomis. They were responsible for the development of the licensed programs available to us under our license agreement with WESC. Both have had extensive management experience with leading educational technology companies, and Ms. Morris has extensive experience in educational sales management. In addition, Ms. Loomis has significant experience in developing multi-media educational courseware, and both have hands-on experience in the teaching profession. Other key members of our development staff have extensive experience in the development of educational courseware or multi- media computer programming. Our national sales manager has six years of experience in educational technology sales, beginning his career at WESC. Prior to that time, he was technology director for an Indiana school district, an assistant principal and a teacher.

     Pursue Strategic Acquisitions and Relationship. As financial resources become available, we intend to enter into strategic acquisitions and relationships to facilitate the growth of our business through diversification of revenue sources and revenue growth and the addition of technological resources and experience. While several candidates have been identified, we have not had any negotiations with these candidates and have no commitments to acquire any company or to enter into any strategic relationship.


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Products

     Our products and services include technology-based educational tools and resources that can be used by teachers, students, and parents to increase student performance. Our products address curriculum objectives for grade levels K-8, adult basic education, and GED preparation. Customers may choose from one or a series of products that address curriculum objectives on a specific grade level or multiple grade levels. For example, our Projects for the Real World series is packaged by grade level, by interdisciplinary thematic unit, or as a comprehensive collection of K-8 units containing skills correlated to textbooks for reading, math, and writing. Our products are highly interactive and encourage users to be active "doers."

     Our products can be used on an individual computer running from a CD-ROM, on local area networks, on wide-area networks, in a computer laboratory setting, in the back of classrooms and by teachers on a demonstration teaching station. Our newest products are deliverable online via the Internet. Our courseware management system allows use of courseware at home, or lessons running on the Internet, with updated results sent to the parents and/or school.

     Our products are developed to encompass the skills and objectives traditionally presented as necessary skills at specific grade levels. Each series of products is designed to have broad appeal and to be interesting and motivating to children and adults requiring the skills. Each product has from six to 12 interactive tools that are accessible and integrated into the lessons or can also be accessed from the desktop and used independently for other content or subject areas.

     Our Math Expeditions product series consists of 145 units and 402 lessons designed to teach mathematics skills for grades K-8. The product is available by grade level, as individual skill lessons, by strands across grade levels (e.g., numeration) and as a comprehensive set of lessons. Our Math Tools product series is packaged as individual tools or as a set of four tools. Our Math Expeditions product series can be delivered on an individual computer running from a CD-ROM, over local area and wide area networks, and online via the Internet, using Microsoft or Netscape browsers.

     Our Projects for the Real World, K-3 product series consists of 26 units containing 485 activities, targeted to teach and reinforce the skills in reading, mathematics, writing, science, social studies and self esteem taught in grades K-3. The user identifies with 12 "Wasatch kids" animated characters, who serve as mentors modeling learning and problem-solving strategies.

     The online recorder tool allows the user to record his/her own voice reading a passage and play it back comparing it to the original passage.

     Our Projects for the Real World, 4-8 product series consists of 20 units containing 235 scored learning activities, combined with integrated online tools, designed to teach and reinforce skills in reading, writing, mathematics, social studies, and science for grades 4-8. This series is also appropriate for teenagers and adults needing to learn grade 4-8 skills. The online studio tool allows the user to produce a fully automated, voiced computer slide show. The product presents projects based on real world issues and content.

     Our Beginning Reading/Phonics K-5 product series consist of three units containing 56 lessons for the K-5 market, designed to give users the skills to become independent readers, writers, and thinkers. This is a self-contained multi-media phonics and language development program. The product offers a series of lively adventures featuring original graphics and photographs. This series is designed to complement our Projects for the Real World product series.

     Our Basic Skills for the Real World product series consists of eight units containing 80 hours of instruction, arranged in 159 lessons, designed to teach and reinforce reading, writing, mathematics, problem-solving, and job skills in meaningful contexts, targeted at the grade 7-adult basic education market.


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


     Our Job Skills For The Real World product series consists of three units containing approximately 30 hours of instruction, arranged in 28 lessons, targeted at the grade 7-adult education market. This product series is designed to teach and reinforce the job skills and competencies outlined in the U.S. Department of Labor publication, "What Work Requires of Schools."

     All of these products have been integrated under our Internet compatible courseware management system. This courseware management system allows a teacher to monitor student progress, provides automatic tracking of student time-on-task, assigns software, administers online testing, and prints progress reports. This product features a teacher-friendly design, online help, notice of student difficulty, and customizable features and can be accessed remotely by the teacher via the Internet.

     All of our products have been updated to run on Microsoft's Windows 95, Windows 98, Windows NT and Novell versions. Currently, our Math Expeditions product series runs on Apple's MacIntosh Operating System. We expect that by September of 2000, all of our products will be updated to run on the MacIntosh operating system.

     In addition, we have the right under our license agreement with WESC to use exploit the content of a family of courseware products which products are actively being used in over 250 schools and provide, we believe, excellent content for new products.

     These products consist of the following titles:

     o Communication Arts: Beginning Reading, Help Yourself Read, Reading Comprehension, Literature Bridge and Language Development - five courses designed to develop reading and writing skills of students in grades 3-8.

     o Science: Life, Earth, Physical and Biology - four comprehensive courses based on discovery and exploration; simulations model real-world phenomena, and targeted at grades 5-adult basic education.

     o Writing: Writing, Reading, Thinking Lab - five writing tools with curriculum designed to develop the writing skills of students, targeted at grades 3-adult basic education.

     o Mathematics: Math for Life and Algebra - targeted at grades 5-adult basic education.

     o Adult/Alternative Education: Life Skills, Building Work Skills, Steps to Reading, Steps to Success, and GED Preparation - targeted at teenagers and adults.

Product Design and Development

     We consider successful product design and development to be essential to maintaining and growing the market for our curriculum-based products. We expect to continue enhancing our existing curriculum-based products while significantly increasing our efforts to develop new courseware.

     Our product series includes a diverse mix of media, formats, and visual presentations. Our products are built according to the following fundamental design principles, which we believe differentiate our products from competitive products:

     o    we correlate each title to state and national academic standards; and

     o we create interesting characters in engaging situations that unfold with the help of real-world simulations, audio, and sophisticated interactivity.


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     Product concepts originate within our professional development staff led by
Barbara Morris and Carol Loomis. The products are designed and developed by our development staff, which is occasionally augmented by external consultants and contractors. All creative work for the products is done in-house, including original concepts, storyboards, and animation design. Audio is recorded at a local studio and integrated into the product by our development staff. Educational consultants are involved throughout the development process.

     Our development plans include making all existing products deliverable online via the Internet by September 2000. We intend for these products to have features and functionality specific to the content and to have the consistency of use provided by our Internet development platform. Each series is self-contained or complements other products targeted at the same grade level when purchased together.

Marketing and Sales

     We sell our curriculum-based educational courseware directly to school districts, public and private schools, alternative high schools, and adult education sites. We target sites that use technology for interactive computer learning. Schools are becoming more involved in the decision process as site-based management is implemented within school districts. The sales cycle for the initial purchase of our curriculum-based educational courseware is typically six months.

     During fiscal 2000, approximately 41% of our revenue came from the States of Kentucky, Illinois, Indiana and Missouri; 9% from Georgia; and 8% from Arizona.

     As of May 4, 2000, we employed 11 direct sales representatives. As of that date, this sales force was supported by our two person inside sales support staff. Our inside sales support staff provides pre- and post-sales support and works with schools currently using our products to identify additional sales opportunities. While our sales personnel and sales support team are focused on selling into new accounts and increasing our presence in current accounts, they also act as partners with implementing schools in identifying funding sources. Each of our direct sales representatives has substantial experience in educational technology sales, is generally working in his or her home territory and has extensive contacts in school districts within that territory. We also currently distribute our products through two independent educational reseller companies. Our direct sales representatives currently service Kentucky, Illinois, Indiana, Michigan, Missouri, Ohio, Virginia, West Virginia, North Carolina, South Carolina, Mississippi, Louisiana, Texas, Arkansas, Georgia, Florida, California, Arizona, and Utah. The Company's current independent educational reseller sales companies service Chicago, Illinois and Dade County, Florida.

     Currently, we are focusing our efforts on broadening our geographical distribution by hiring up to nine additional direct sales representatives and engaging up to 10 additional independent educational reseller companies.

     Our products are sold to several other school districts outside the distribution areas described above, either through existing customer updates, customer references, or exposure at national conferences. In fiscal 2000, school districts in California purchased approximately $110,000 of our products through direct purchases without any direct sales representation.

     We have been successful selling products in those states where our products are marketed. We believe that sales will accelerate with the direct marketing in the other states where there is currently no exposure to our products.

Professional Development and Support Services

     We believe that successfully implementing our products and services in schools is necessary to realize potential improvements in student achievement. We also believe that improvements in student achievement are best realized with comprehensive curriculum-based products and training and support after the initial installation for courseware. Our goal is to become a partner to schools that implement our products and services. We believe the features of our curriculum-based courseware and our effective service and support differentiate us from our competitors.

     As of May 4, 2000, we employed a three-person professional development staff to provide pre-sale planning and post-sale implementation, customer support, training services and motivation for teachers, administrators, and parents in schools using our products. We also operate a toll-free, five-day per week technical and curriculum support telephone help line. Schools may purchase a yearly customer support package that includes access to our toll-free help line and courseware update. Schools may purchase additional professional development or support services. We offer installation of our software products on a fee per site basis and on-site training on a fee per day basis. We recommend installation services for customers that operate a local or wide area network. We believe that the on-site training provided by our professional development staff is a key factor in the successful implementation of our programs and in encouraging school districts to implement our products in more schools within the district and in additional classrooms within an individual school.

Competition

     The market for educational technology dollars is highly competitive, with no company having significant market penetration. We generally compete for educational technology dollars with companies providing single-title retail products, software publishers Internet content and service providers and computer hardware companies, among others. We believe we compete favorably with educational courseware products in these categories on a price and performance basis.

     As Internet and broadband services become more widely deployed in the K-8 and adult education segments of the educational technology market, we believe new and as yet unidentified competition will enter the market. Traditional media companies and rapidly expanding Internet companies are likely to present new competition. Many of our current and potential competitors have longer operating histories, larger customer or user bases, greater brand recognition and significantly greater financial, marketing and other resources than we do. In addition, many of these current and potential competitors can devote substantially greater resources to product development, marketing, promotional campaigns, and Web site and systems development than we can.

     In the K-8 segment of the educational courseware market, we compete with comprehensive curriculum software publishers which distribute various computer-based learning systems, including Computer Curriculum Corporation, Compass Learning Corporation (formerly Jostens Learning), and Curriculum Advantage Corporation.

     We believe that we compete favorably with these companies on the basis of price and quantity of our products, their comprehensive coverage of skills in grades K-8, and the number of our products that are deliverable online via the Internet and an Internet compatible courseware management system.

     In the adult education segment of the educational courseware market, PLATO Learning is one of our largest competitors and both Pearson Education and McGraw-Hill have acquired educational software companies that compete in this market. We believe that:

     o no one educational software company dominates this rapidly growing market segment;

     o we believe we compete favorably with these companies in the quality and depth of coverage of our product; and

     o we believe we can compete favorably by having all of our products deliverable online via the Internet by September 2000.

Intellectual Property

     We rely principally upon a combination of copyright, trademark, and trade secret laws and contractual restrictions to protect our proprietary rights.

     To the extent our products consist of licensed programs under our license agreement with WESC, we have the exclusive, perpetual, worldwide license to use, copy, display, modify and prepare licensee derivative works from the licensed programs. "Licensee derivative works" are educational courseware products containing a substantial amount of code or instructional content derived from licensed programs.

     WESC has also granted to us under the license agreement, the exclusive perpetual, worldwide right to market, distribute, sell and sublicense in the education market, licensed programs, third-party courseware, and licensee derivative works. Commencing March 1, 2000, our license to market, distribute and sublicense licensed programs became exclusive as to all markets.

     The licenses granted to us are subject to our obligation to pay prescribed royalties to WESC on the net revenues we receive from the distribution or sublicensing of the licensed programs. The license agreement also grants to us an exclusive, perpetual, worldwide, royalty-free license to use all trade names and logos associated with the licensed products.

     Our Internet compatible instructional management system was developed for us, on a contract fee basis, by PlaNet Software, Inc. as a unique version of their proprietary Internet compatible instructional management system. The fee we paid to PlaNet included a royalty-free license to distribute this product. In this connection, PlaNet has granted us a perpetual, worldwide, non-exclusive right to reproduce and distribute this product in object code form only and a similar license to produce from the source code for PlaNet's instructional management system, enhanced versions of the original product. However, we are prohibited from distributing this source code. PlaNet continues to technically support, provide error-correction service and enhance and update our Internet compatible instructional management system pursuant to our software maintenance agreement with them.

     To date, we have not been notified that our technologies infringe the proprietary rights of third parties, but we cannot assure you that third parties will not claim infringement by us or by our licensees with respect to past, current or future technologies. We expect that participants in our markets increasingly will be subject to infringement claims as the number of services and competitors in our industry segment grows. Any such claim, whether or not it has merit, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us or at all. As a result, any such claim could have a material adverse effect on our business, results of operations and financial condition.

Seasonality

     Our operating results are expected to vary significantly from quarter to quarter because of seasonal influences on demand for our curriculum-based products and our services are based on school calendars, budget cycles and timing of school districts' funding sources. Our revenues have historically been highest in our fourth fiscal quarter, and lowest in our first fiscal quarter.

Government Regulation

     In general, existing laws and regulations apply to transactions and other activities on the Internet. However, the precise applicability of these laws and regulations to the Internet is sometimes uncertain. Many of these laws were adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet or electronic commerce. Nevertheless, numerous U.S. federal and state government agencies have already demonstrated significant activity in promoting consumer protection and enforcing other regulatory and disclosure statutes related to the Internet. Additionally, due to the increasing use of the Internet as a medium for commerce and communication, it is likely that new laws and regulations may be enacted with respect to the Internet and electronic commerce covering issues such as user privacy, freedom of expression, advertising, pricing, content and quality of products and services, taxation, intellectual property rights and information security. The adoption of such laws or regulations, and the applicability of existing laws and regulations to the Internet, may adversely impact the growth of use of the Internet in general and our ability to conduct our business in particular, which would affect our business negatively.

     Specific laws and regulations concerning the use of the Internet have been enacted. In particular, acting under the mandate contained in the Children's Online Privacy Protection Act, the Federal Trade Commission, or FTC, recently adopted regulations, effective April 21, 2000, that prohibit unfair and deceptive acts and practices in connection with the collection and use on the Internet of personal information from children under 13 years of age. The Child Online Protection Act of 1998, also known as COPA, prohibits harmful commercial communications over the world wide web that are available to any person under l7 years of age. COPA, however, was declared unconstitutional by a federal district court earlier this year and that decision is currently on appeal. If the district court's decision is overturned and that ruling is upheld upon further appeal, providing information to minors over the Internet would be greatly limited. The FTC has strongly advocated that even general audience Web sites establish privacy policies that include procedures to disclose and notify users of privacy and security policies, obtain consent from users for collection and use of information, and provide users with the ability to access, correct and delete personal information stored by the Web site. We cannot assure you that we will adopt policies that conform with regulations adopted or policies advocated by the FTC or any other federal or state governmental entity.

     It is also possible that "cookies" may become subject to laws limiting or prohibiting their use. "Cookies" refers to information keyed to a specific server, file pathway or directory location that is stored on a user's hard drive, possibly without the user's knowledge or consent, which is used to track demographic information and to target advertising. Some of the currently available Internet browsers allow users to modify their browser settings to remove cookies at any time or prevent cookies from being stored on their hard drives. In addition, a number of Internet commentators, advocates and governmental bodies in the United States and other countries have urged the passage of laws limiting or abolishing the use of cookies. Limitations on or eliminations of the use of cookies could restrict the effectiveness of our targeting of advertisements, which could have a material adverse effect on our ability to general advertising revenue.

     The U.S. government has proposed legislation that would afford broader protection to owners of databases of information, such as stock quotes and sports scores. If enacted, this legislation could result in an increase in the price of services that provide data to Web sites. In addition, this legislation could create potential liability for unauthorized use of this data.

     Because our services will be accessible throughout the United States, a state may claim that we are required to qualify to do business as a foreign corporation in that state. We are currently qualified to do business in each state in which we are soliciting sales of our products. Our failure to qualify as a foreign corporation in a state in which we are required to do so could subject us to taxes and penalties and could result in our inability to enforce contracts in those states. Any new legislation or regulation, or the application of laws or regulations from jurisdictions the laws of which do not apply to our business currently, could have a material adverse effect on our business.

Legal Proceedings

     We are not a party to any material legal proceedings.

Employees

     As of May 4, 2000, we employed 26 persons, including our three executive officers, nine in technology and development, one in general and administrative and 13 in marketing and sales. We expect that our headcount will increase, particularly in sales, technology and development. None of our employees is represented by a labor union and we consider our employee relations to be satisfactory.

Facilities

     Our headquarters are located at 5250 South Commerce Drive, Salt Lake City, Utah 84107, where we currently lease approximately 8,900 square feet under a lease expiring in 2002. We consider this facility to be adequate for our current and foreseeable needs.

                                   MANAGEMENT

Executive Officers and Directors

     The following table sets forth information as of the date of this prospectus concerning our executive officers and directors:

    Name                Age                  Position
    ----                ---                  --------
Barbara Morris          52         President, chief executive officer and a
                                   director

Carol Loomis            53         Vice president of development, secretary
                                   and a director

Todd Brashear           37         Chief financial officer

     Barbara Morris has served as our president and chief executive officer and one of our directors since January 20, 2000, the effective date of the reorganization of Wasatch Interactive Learning Corporation, a Utah corporation, with and into us. She served as president and a director of WILC-Utah from February 1997 to February 4, 2000, the effective date of the merger of WILC-Utah with and into us. Ms. Morris served as chairman of the board and chief executive officer of Wasatch Education Systems Corporation from 1992 to February 1997, when she resigned from her positions with WESC to join WILC-Utah. From 1988 to 1991, she was affiliated with Jostens Learning Corporation, now called Compass Learning Corporation, initially as group vice president of sales and then as president of Tapestry Learning Corporation, a subsidiary of Jostens Learning Corporation. From 1980 to 1988, Ms. Morris served in increasingly responsible positions with Prescription Learning Corporation, initially as an educational consultant and finally as vice president of sales and general manager. Prior to joining Prescription Learning, she was a teacher of mathematics for more than 10 years.

     Carol Loomis has served as our vice president of development and secretary and as one of our directors since January 20, 2000, the effective date of the reorganization of WILC- Utah with and into us. She served as vice president of development and a director of WILC-Utah from February 1997 to February 4, 2000. Ms. Loomis served as vice president of development for WESC from 1992 to February, 1997, when she resigned from her positions with WESC to join WILC-Utah. From 1988 to 1991, she was affiliated with Jostens Learning Corporation, initially as director of language arts and software design and then served as vice president of development for Tapestry Learning Corporation. From 1984 to 1988, Ms. Loomis served as director of language arts development for Prescription Learning Corporation. Prior to joining Prescription Learning, Ms. Loomis served as a reading education specialist for more than 11 years.

     Todd Brashear has served as our chief financial officer since February 14, 2000. He served as chief financial officer for Trans West Air Service, Inc., Six S Ranch, Inc. and other profit and not-for-profit entities of L.S. Skaggs from July 1997 to February 2000. From 1992 to June 1997, he served as finance and human resource manager for the Housing Authority of Salt Lake City, Utah. Mr. Brashear is a licensed certified public accountant in the State of Utah and has a B.A. in accounting from the University of Utah and a Masters of International Management from the American Graduate School of International Management.

     Directors hold office until the next annual business meeting of our shareholders and the election and qualification of their successor. Our board of directors has not established an audit or compensation committee. Decisions concerning salaries and incentive of employees and incentive compensation of employees are made by our board of directors. Officers are elected by our board and serve at the discretion of the board.

Key Employee

     Thomas Collins, age 50, has served as our national sales manager since February 14, 2000 and a senior sales representative since January 20, 2000, the date of the reorganization. Prior thereto, he served as senior sales representative for WILC-Utah from February 1997. Mr. Collins served as a sales account executive for WESC from 1995 to February 1997. From 1970 to 1995, Mr. Collins was a mathematics teacher, an assistant principal and technology director for an Indiana school district.

Directors Compensation

     Our directors do not currently receive any cash compensation for services on the board of directors or reimbursement for expenses incurred in connection with attendance at board meetings.

Executive Compensation

     Salary at the annual rate of $150,000 was accrued by us for Barbara Morris, our president and chief executive officer, for the period February 14, 1997 through February 28, 1998 and fiscal 1999 and 2000, but not paid by us to Ms. Morris. Salary at the annual rate of $120,000 was paid to Carol Loomis, our vice president of development and secretary, for the period February 14, 1997 to February 28, 1998. For fiscal 1999 and 2000, salary was accrued for Ms. Loomis at the annual rate of $120,000, but only $35,000 was paid to her. In December 1999, Ms. Morris and Ms. Loomis released us from liability to make these salary payments to them and the accrued amounts were deemed to be a contribution to our capital by these officers. In fiscal 2000, each of Ms. Morris and Ms. Loomis received bonus compensation from us of $15,000 and the grant of options to purchase up to 250,000 shares of our common stock. No other annual or long-term compensation was provided, accrued or paid by us for them. See "--Employment Agreements" and "Related Party Transactions."

     Option Grants In Last Fiscal Year

     The table below includes the number of stock options granted during fiscal 2000 to our executive officers:

                                                   Individual Grants
                      Number of Securities      Percent of Total Options
                       Underlying Options       Granted to Employees in    Exercise     Expiration
Name                       Granted                    Fiscal Year          Price $/sh       Date
----                  --------------------      ------------------------   ----------    ---------
Barbara  Morris           250,000(1)                     41%               $4.00(2)     Jan. 19, 2005
Carol  Loomis             250,000(1)                     41%               $4.00(2)     Jan. 19, 2005

----------
     (1) See "--Employment Agreements" below for information as to the vesting schedules of these options.

     (2) See "--Employment Agreements" below for information as to the exercise prices of these options.

2000 Stock Option Plan

     A total of 1,500,000 shares of common stock are currently reserved for issuance pursuant to our 2000 Stock Option Plan. The 2000 Plan provides for the grant of options to our directors, officers, employees, consultants and certain of our advisors. As of May 4, 2000, options to purchase 630,000 shares under the 2000 Plan were outstanding, and 870,000 shares remained available for issuance pursuant to the 2000 Plan.

     The 2000 Plan permits the granting of options intended to qualify as incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees (including officers and employee directors) and nonstatutory stock options to employees (including officers and employee directors), directors and consultants (including non-employee directors). In addition, the 2000 Plan permits the granting of stock bonuses and rights to purchase restricted stock. No person is eligible to be granted options covering more than 500,000 shares of common stock in any calendar year.

     The 2000 Plan is administered by the board or a committee appointed by the board. Subject to the limitations set forth in the 2000 Plan, the board has the authority to select the persons to whom grants are to be made, to designate the number of shares to be covered by each stock award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the option exercise price and the type of consideration to be paid upon exercise and, subject to certain restrictions, to specify other terms of stock awards.

     The maximum term of options granted under the 2000 Plan is ten years. The aggregate fair market value, determined at the time of grant, of the shares of common stock with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year (under all of our incentive plans) may not exceed $100,000 or the options or portion thereof which exceed such limit (according to the order in which they are granted) shall be treated as nonstatutory stock options. Stock options granted under the 2000 Plan generally are non-transferable. Options expire six months after the termination of an optionee's service.

     The exercise price of options granted under the 2000 Plan is determined by the board of directors in accordance with the guidelines set forth in the 2000 Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. Options granted under the 2000 Plan vest at the rate specified in the option agreement. The exercise price of incentive stock options granted to any person who at the time of grant owns stock representing more than 10% of the total combined voting power of all classes of our capital stock must be at least 110% of the fair market value of such stock on the date of grant and the term of such incentive stock options cannot exceed five years.

     Any stock bonuses or restricted stock purchase awards granted under the 2000 Plan shall be in such form and will contain such terms and conditions as the board deems appropriate. The purchase price under any restricted stock purchase agreement will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 2000 Plan are generally transferable.

     Pursuant to the 2000 Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares repurchased by us pursuant to a right of repurchase will not again become available for grant.

     Upon certain changes in control, all outstanding stock awards under the 2000 Plan must either be assumed or substituted for by the surviving entity. In the event the surviving entity does not assume or substitute for such stock awards, such stock awards will be accelerated and then terminated to the extent not exercised prior to such change in control.

     The 2000 Plan was adopted in January 2000 and expires in January 2010.

     The board has the authority to amend or terminate the 2000 Plan. The existence of the 2000 Plan does not affect the board's ability to grant other incentives or compensation under other authority that it has.

     401 (k) Plan

     We have established a tax-qualified employee savings and retirement plan. Our 401 (k) Plan provides that each participant may contribute up to 15% of his or her pre-tax gross compensation (up to a statutorily prescribed annual limit of $10,000 in 2000). Employees must be at least eighteen years old to participate and are eligible on the first day of the quarter following eight months as our employee. All amounts contributed by employee participants and earnings on these contributions are fully vested at all times. Employee participants may elect to invest their contributions in various established funds.

     Employment Agreements

     WILC-Utah entered into employment agreements with Barbara Morris, our president, and Carol Loomis, our vice president of development, prior to the merger of WILC-Utah with and into us, and we assumed the obligations of WILC - Utah under these employment agreements by operation of the merger. We entered into an employment agreement with Todd Brashear, our chief financial officer, on February 8, 2000. Accordingly, we are obligated to pay salaries to each of these employees, at the following annual rates, together with bonuses in such amounts as our board of directors may determine:

     (1)  to Ms. Morris, $175,000;

     (2)  to Ms. Loomis, $125,000; and

     (3)  to Mr. Brashear, $110,000.

     These salary rates may be increased from time to time at the discretion of our board of directors.

     In addition, we have granted options to purchase shares of our common stock to each of these officers, as provided in these employment agreements. The agreements with Ms. Morris and Ms. Loomis provide that each is granted options to purchase up to 250,000 shares of our common stock. The options granted to Ms. Morris and Ms. Loomis, as well as certain other employee options granted prior to the merger between WILC-Utah and us, were assumed by operation of the merger. The agreement with Mr. Brashear provides that he is granted options to purchase up to 50,000 shares of our common stock.

     The options granted to Ms. Morris and Ms. Loomis become exercisable commencing on January 20, 2000, the effective date of the reorganization, and on the first through the fourth anniversaries of that date, as to 50,000 shares on each date, at exercise prices ranging from $4.00 per share for the first 50,000 shares to $10.00 per share for the 50,000 that become exercisable on the fourth anniversary of the effective date of the merger, subject to immediate vesting of all remaining options at such time as we achieve revenues for any fiscal year of $18.0 million prior to such fourth anniversary. All options that vest early by reason of our achievement of this revenue milestone, will be exercisable at the exercise price for the anniversary year in which this milestone is achieved.

     The options granted to Mr. Brashear become exercisable over a three year period commencing on February 14, 2001 and on the first and second anniversaries of that date, as to 16,667 shares on the first and last dates, and 16,666 shares on the second anniversary date, at exercise prices ranging from $5.00 to $8.00 per share.

     In the event Ms. Morris and Ms. Loomis cease to "control" us, as that term is defined in the employment agreements, and their employment is terminated as result of this loss of control, all options granted to Ms. Morris, Ms. Loomis and Mr. Brashear that are not yet exercisable, become immediately exercisable at the exercise price for the year their employment is terminated.

     Either party may terminate an employment agreement by giving the other party 10 days notice of termination. We may terminate an employment agreement without notice for cause. The employment agreements with Ms. Morris and Ms. Loomis provide that during the term of their employment by us and for a period of two years following termination of their employment, they will not, directly or indirectly, have an interest in or assist or aid in conducting any business which competes with the business conducted by us and our affiliated companies during the period of their employment by us or our affiliated companies. Upon the termination of the employment of Ms. Morris or Ms. Loomis as a result of a loss of "control," in addition to the immediate vesting of all unvested stock options granted under the employment agreements with them, each employee is entitled to termination pay equal to two years salary at the annual rate of $l75,000 and $125,000, respectively, and continuing insurance coverage for two years under our insurance plan. In addition, if these employees provide up to six months of cooperative transition support, they will be compensated at a rate equal to their salary rate at the time of employment termination, in addition to receiving termination pay.

     Our employment agreements with Ms. Morris and Ms. Loomis provide that if we issue in excess of 9.0 million shares of our common stock in the connection with our efforts to raise net proceeds of $7.5 million through sales of our equity securities, including through the sale of convertible debt securities, we will issue additional shares of our common stock to these officers to avoid dilution of their respective percentage ownership interests in our common stock and cash to pay taxes on the extra shares issued.

Indemnification of Directors and Officers

     Our by-laws provide that we must indemnify our directors and officers, any former directors and officers, or any person who may have served at our request as the director or officer of another corporation in which we own shares of capital stock or of which we are a creditor and the personal representatives of all such persons, against expenses actually and necessarily incurred in connection with the defense of any action, suit or proceeding in which they, or any of them, were made party, by reason of being or having been one of directors or officers, or a director officer of another corporation under the circumstances described above, except in relation to matters as to which the indemnified director or officer or other person shall have been adjudged in such action, suit or proceeding to be liable for negligence or misconduct in the performance of any duty owed to us. This indemnification is not exclusive of any other rights to which those indemnified may be entitled, independently of this provision, by law, under any other by-law, agreement, vote of stockholders or otherwise.

     Section 23B.08.510 of the Washington Business Corporation Act, or WBCA, provides that:

     (1) Except as set forth in item (2) below, a corporation may indemnify an individual made a party to an action, suit or proceeding because the individual is or was a director of the corporation against liability incurred in the action, suit or proceeding if:

     o    the individual acted in good faith; and

     o    the individual reasonably believed:

          (a) in the case of conduct in the individual's official capacity with the corporation, that the individual's conduct was in its best interests; and

          (b) in all other cases, that the individual's conduct was at least not opposed to its best interests; and

     o in the case of any criminal proceeding, the individual had no reasonable cause to believe his conduct was unlawful.

     (2) A corporation may not indemnify a director under Section 23B.08.510 of the WBCA:

     o in connection with an action, suit or proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation; or

     o in connection with any other action, suit or proceeding charging improper personal benefit to the director, whether or not involving action in the director's official capacity, in which the director was adjudged liable on the basis that personal benefit was improperly received by the director.

Indemnification permitted under Section 23B.08.510 in connection with an action, suit or proceeding by or in the right of the corporation is limited to reasonable expenses incurred in connection with the action, suit or proceeding.

     Section 23B.08.520 of the WBCA provides that unless limited by its articles of incorporation, a corporation must indemnify a director who was wholly successful, on the merits or otherwise, in the defense of any action, suit or proceeding to which the director was a party because of being a director of the corporation against reasonable expenses incurred by the director in connection with the proceeding.

     Section 23B.08.530 of the WBCA provides that a corporation may pay for or reimburse the reasonable expenses incurred by a director who is a party to an action, suit or proceeding in advance of final disposition of the action, suit or proceeding if:

     o the director furnishes the corporation with a written affirmation of the director's good faith belief that the director has met the standard of conduct described in Section 23B.08.510; and

     o the director furnishes the corporation an undertaking to repay the advance if it is ultimately determined that the director did not meet this standard of conduct.

     Section 23B.08.540 of the WBCA provides that unless a corporation's articles of incorporation provide otherwise, a director of a corporation who is a party to an action, suit or proceeding may apply for indemnification or advance of expenses to the court conducting the proceeding or to another court of competent jurisdiction. On receipt of an application, after giving appropriate notice, the court may order indemnification or advance of expenses if it determines:

     o the director is entitled to mandatory indemnification under Section 23B.08.520, in which case the court shall also order the corporation to pay the director's reasonable expenses incurred to obtain court-ordered indemnification;

     o the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not the director met the standard of conduct set forth in Section 23B.08.510 of the WBCA or was adjudged liable as described in Section 23B.08.510, but if the director was adjudged so liable, the director's indemnification is limited to reasonable expenses incurred unless the articles of incorporation or a bylaw, contract, or resolution approved or ratified by the shareholders pursuant to Section 23B.08.560 of the WBCA provides otherwise; or

     o in the case of an advance of expenses, the director is entitled pursuant to the articles of incorporation, bylaws, or any applicable resolution or contract, to payment or reimbursement of the director's reasonable expenses incurred as a party to the action, suit or proceeding in advance of final disposition of the proceeding.

     Section 23B.08.550 of the WBCA provides that:

     (1) A corporation may not indemnify a director under Section 23B.08.510 of the WBCA unless authorized in the specific case after a determination has been made that indemnification of the director is permissible in the circumstances because the director has met the standard of conduct set forth in Section 23B.08.510.

     (2) The determination shall be made, by among others,

     o the board of directors, by majority vote of a quorum consisting of directors not at the time parties to the action, suit or proceeding; or

     o by the shareholders, but shares owned by or voted under the control of directors who are at the time parties to the proceeding may not be voted on the determination.

     Section 23B.08.570 of the WBCA provides that unless a corporation's articles of incorporation provide otherwise:

     o an officer of the corporation who is not a director is entitled to mandatory indemnification under Section 23B.08.520 of the WBCA, and is entitled to apply for court-ordered indemnification under Section 23B.08.540 of the WBCA, in each case to the same extent as a director;

     o the corporation may indemnify and advance expenses, under Sections 23B.08.510 through 23B.08.560 of the WBCA, to an officer, employee, or agent of the corporation who is not a director to the same extent as to a director; and

     o a corporation may also indemnify and advance expenses to an officer, employee, or agent who is not a director to the extent, consistent with law, that may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract.

     Section 2311.08.580 of the of the WBCA provides that a corporation may purchase and maintain insurance on behalf of an individual who is or was a director, officer, employee, or agent of the corporation, or who, while a director, officer, employee, or agent of the corporation, is or was serving at the request of the corporation as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, employee benefit plan, or other enterprise, against liability asserted against or incurred by the individual in that capacity or arising from the individual's status as a director, officer, employee, or agent, whether or not the corporation would have power to indemnify the individual against the same liability under Section 23B.08.510 or 23B.08.520 of the WBCA.

     Insofar as indemnification for liabilities arising under the Securities Act of l933 may be permitted to our directors, officers and controlling persons pursuant to the foregoing by-law or statutory provisions, or otherwise, we have been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                           RELATED PARTY TRANSACTIONS

     The following is a description of transactions occurring after February 7, 1997 to which we have been a party in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our common stock had or will have a direct or indirect material interest, other than compensation arrangements and beneficial interest anti-dilution provisions relating to common stock beneficially owned by Barbara Morris, our president, and Carol Loomis, our vice president of development, which are described under "Management - Executive Compensation - Employment Agreements." All pre-merger issuances of common stock have been adjusted to reflect the exchange of shares of AG Holdings, Inc. for common stock of WILC-Utah pursuant to an Agreement and Plan of Reorganization dated January 20, 2000.

     Barbara Morris, our president, chief executive officer, a director and our largest stockholder, may be considered to be our "founder" as such term is defined under the Securities Act of 1933. We issued 225,000 shares of common stock to Ms. Morris in February 1997 in consideration of the issuance of her personal guaranty to a bank in connection with a $1.5 million revolving line of credit extended to us by that bank, as discussed below. In March, 1998, Ms. Morris purchased 2,025,000 shares of common stock from us for $1 million.

     Between April 1, 1997 and August 1999, Ms. Morris made loans to us on an open account basis. We agreed to repay these loans on demand, together with interest on the principal amount at annual rates ranging from 6% to 12%. The highest amount of these loans during this period was approximately $367,000. On January 17, 2000, we issued to Ms. Morris 82,909 shares in full satisfaction of our indebtedness. These shares were valued at $4.00 per share, the contemporaneous price paid for our securities by a non-affiliate.

     Between March 1, 1998 and May 1999, Ms. Loomis and her spouse, Scott Loomis, made loans to us on an open account basis. In each case, we agreed to repay the loans on demand, together with interest at the annual rate of 6% on the principal amount we borrowed. The highest amount of the loans during this period was approximately $106,000. On January 17, 2000, we issued to Ms. Loomis and Mr. Loomis, in full satisfaction of our indebtedness to them, 4,795 and 12,500 shares of our common stock, respectively, valued at $4.00 per share.

     As of December 15, 1999, we had accrued as liabilities an aggregate of approximately $462,500 and $195,000, respectively, of salaries for the period commencing February 14, 1997 through December 15, 1999, which were not paid by us to Ms. Morris and Ms. Loomis. For financial reporting purposes, the release of these liabilities was accounted for as a contribution to our capital. On January 17, 2000, Ms. Morris and Ms. Loomis released us from liability for these accrued salaries. On February 29, 2000, we paid to Ms. Morris and Ms. Loomis, respectively, in reimbursement of expenses incurred for our account by these officers over the period commencing on February 14, 1997 through February 29, 2000, which we had accrued as liabilities, approximately $104,000 and $10,300, respectively.

     In March 1997, we borrowed an aggregate of $250,000 from Utah Technology Finance Corporation pursuant to a promissory note which matures on April 30, 2000 and accrued interest at a variable rate equal to the prime rate of interest as quoted in The Wall Street Journal plus 2.25%. The repayment of this loan by us was personally guaranteed by Barbara J. Morris. At February 29, 2000, the principal balance of this loan was $16,000. We anticipate that this loan will be fully paid by us by April 30, 2000.

     In February 1997, we entered into a revolving line of credit with a bank which allowed us to borrow up to $1.5 million from this bank. This credit arrangement expired on March 1, 1998 and all amounts due under this arrangement were paid in full when due. A new line of credit arrangement with this bank was entered into in April 1998, which allowed us to borrow up to $500,000. This credit arrangement matured on November 1, 1999 with a balance due of approximately $493,000. In December 1999, this bank extended the maturity of the amount due to March 31, 2000 and made other modifications to line of credit arrangements. This loan was paid in full on January 31, 2000. The repayment of all principal and interest indebtedness under these line of credit arrangements were personally guaranteed by Ms. Morris, Ms. Loomis and Scott Loomis, the spouse of Ms. Loomis.

     On January 28, 2000, we entered into an agreement with Western Financial Communications, Inc., one of our principal shareholders, under which we agreed to pay this shareholder a fee equal to 2.5% of the gross proceeds we received from a lender or equity investor introduced to us by this shareholder and a fee of 2.0% of the gross consideration in connection with an acquisition by us from an acquisition candidate introduced to us by this shareholder. There are limitations on the fees payable to this shareholder based on any obligation we may have to pay fees with a particular financing or acquisition to other intermediaries. In connection with our March 2000 debenture offering, we paid Western Financial a $100,000 fee.

                             PRINCIPAL SHAREHOLDERS

     The following table sets forth information concerning the beneficial ownership of our common stock as of April 14, 2000:

     o each of our executive officers named in the Summary Compensation Table under "Management-Executive Officers and Directors;"

     o    each of our directors;

     o each other person known by us to beneficially to own more than 5% of our common stock; and

     o    all of our directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to the securities. The address each director and officer named in the following table is c/o Wasatch Interactive Learning Corporation, Suite 101, 5250 South Commerce Drive, Salt Lake City, Utah 84107. Except as indicated by footnote, we believe that the persons named in the following table have sole voting and investment power with respect to all shares shown as beneficially owned by them, including shares of our common stock underlying options and warrants to purchase our common stock which are exercisable within 60 days after April 14, 2000. Percentage of beneficial ownership is based on 7,658,334 shares of our common stock outstanding as of April 14, 2000.

Name of Beneficial Owner                           Number           Percentage
------------------------                           ------           ----------
Barbara Morris                                  2,750,000(1)           33.7%
Carol Loomis                                      775,754(2)            9.9%
Western Financial Communications, Inc.(3)       1,440,000(4)           18.2%
Johnny R. Thomas (5)                              745,824(6)            9.6%
All directors and executive officers as
  a group (three persons)                       3,525,754(1)(2)        42.4%

----------
(1) Includes up to 450,000 shares of our common stock issuable upon exercise of our Class A warrants held by Ms. Morris and up to 50,000 shares of our common stock currently issuable upon exercise of stock options, but excludes up to 450,000 shares issuable upon exercise of our Class B warrants and an additional 200,000 stock options not currently exercisable unless specified performance criteria are met. Does not include potential shares issuable under the antidilution provisions of our employment agreement with this officer. See "Management-- Executive Compensation--Employment Agreements."

     Also excludes 308,642 shares and 41,454 shares of our common stock held by Hickory Creek LLC and Dormax LLC, respectively, established for estate planning purposes, of which Ms. Morris is not a manager, exercises no control to vote or dispose of the shares, and of which she disclaims beneficial ownership.

(2) Includes up to 120,959 shares of our common stock issuable upon exercise of our Class A warrants held by Ms. Loomis and up to 50,000 shares of our common stock currently issuable upon exercise of stock options, but excludes up to 120,959 shares issuable upon exercise of our Class B warrants and an additional 200,000 stock options not currently exercisable unless specified performance criteria are met. Does not include potential shares of our common stock issuable under the antidilution provisions of our employment agreement with this officer. See "Management -- Employment Agreements."

     Also excludes 346,251 shares and 137,500 shares of common stock held by Desert Allegro LLC and Berea Holdings LLC, respectively, established by Scott Loomis, the husband of Ms. Loomis, with pre-marital assets, of which Ms. Loomis is not a beneficiary or a manager, exercises no control to vote or dispose of the shares, and of which she disclaims beneficial ownership.

(3) The address of Western Financial Communications Inc. is 3rd floor, 495 Miller Avenue, Mill Valley, California. See "Related Party Transactions."

(4) Includes up to 240,000 shares of our common stock issuable upon exercise of our Class A warrants held by this stockholder. All other 1,200,000 shares of common stock are restricted securities.

(5) The address of this person is 1700 West Horizon Ridge Parkway, Suite 202, Henderson, NV 89012.

(6) Includes up to 142,586 shares of our common stock issuable upon exercise of our Class A Warrants. The securities are held of record by various entities established by Mr. Thomas for estate planning purposes, Mr. Thomas has sole power to vote or dispose of the shares or warrants, but disclaims beneficial ownership of any additional shares owned by those entities for which his relatives have sole power to vote or dispose of those shares or warrants.

                             SELLING SECURITYHOLDERS

     The following table sets forth, with respect to each selling securityholder, based upon information as of April 14, 2000, obtained from the selling securityholders, the number of shares of common stock beneficially owned, the number of shares of common stock and Class A warrants to be sold, and the number and percentage of outstanding shares of common stock beneficially owned after the sale of the shares offered hereby assuming all shares and warrants offered hereby will be sold. Other than Ms. Morris and Ms. Loomis, none of the selling securityholders has been an affiliate of ours during the preceding three years, and none of them will beneficially own 5% of our outstanding stock after this offering. The table assumes that each of the selling securityholders will sell all of the shares of common stock and Class A warrants offered by this prospectus. See "Description of Securities."

     On April 14, 2000, we had 7,658,334 shares of common stock outstanding. For purposes of computing the number and percentage of shares beneficially owned by a selling securityholder, any shares which such person has the right to acquire within 60 days are deemed to be outstanding, but those shares are not deemed to be outstanding for the purpose of computing the percentage ownership of any other selling securityholder.

                                                                                   Percentage of
                                                                                   Common Stock
                             Shares of Common      Amount of       Shares of       Beneficially
                            Stock Beneficially      Class A          Common            Owned
Name of                            Owned            Warrants          Stock            After
Selling Securityholder      Before Offering (1)    To Be Sold      To Be Sold       Offering (2)
----------------------      -------------------    ----------     ----------       ------------
Brock Road LLC               1,904,259(3)(4)           --        1,904,259(4)          -0-

Barbara Morris (5)           2,750,000(6)           450,000      1,050,000(7)         18.5%

Carol Loomis (8)               775,754(9)           120,959        320,959(10)         4.4%

Desert Allegro LLC             415,501(11)           69,250        241,877(12)         1.1%

Berea Holdings LLC             165,000(11)           27,500        165,000(13)         -0-

JRT Trust (14)                 169,401(15)           27,234         83,901(16)           *

Estancia, LLC (14)             222,730(17)           37,122         70,455(18)         1.3%

Manzano Limited
   Partnership (14)            264,372(19)           44,230         70,897(20)         2.1%


HHT Trust (14)                 141,001(21)           24,334         46,001(22)         1.0%

Falcon Financial
   Group, LLC (14)             254,001(23)            8,000         28,000(24)         2.5%
                                                    -------      ---------

       Totals...................................    808,629      3,981,349
                                                    =======      =========

--------
*    less than 1% of the total number of shares issued and outstanding.

(1) Unless otherwise noted, we believe that all persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days from the effective date of this prospectus upon the exercise of warrants or other convertible securities.

(2) Based on 9,193,001 shares of common stock outstanding after the exercise of 1,534,667 Class A Warrants.

(3) This Cayman Islands limited liability company holds a debenture convertible at any time prior to March 16, 2003 into shares of our common stock at a per share price equal to the lesser of (1) $6.25 and (2) 80% of the average closing bid price of any five non-consecutive trading days during a 20 day trading period, and is subject to earlier redemption by us. We have assumed a conversion price of $2.34 per share and 1,708,451 shares issuable upon conversion of the debenture; however, pursuant to the terms of the debenture, the holder is prohibited from owning in excess of 4.99% of our outstanding common stock. Also includes up to 196,078 additional shares of our common stock issuable upon the exercise of debenture warrants held by this shareholder. Excludes shares of our common stock issuable upon conversion of accrued interest on this debenture, at our option,

(4) Includes 196,078 shares of common stock issuable upon exercise of debenture warrants held by the selling securityholder.

(5) Barbara Morris is our president, chief executive officer and one of our directors.

(6)  See note 1 to the table under "Principal Shareholders."

(7) Of this amount, 600,000 shares of common stock are subject to a six-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 450,000 shares are issuable upon exercise of Class A warrants.

(8) Carol Loomis is our vice-president of development, secretary and one of our directors.

(9)  See note 2 to the table under "Principal Shareholders."

(10) Of this amount, 200,000 shares of common stock are subject to a six-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 120,959 shares are issuable upon exercise of Class A warrants.

(11) Includes up to 69,251 and 27,500 shares of our common stock issuable upon exercise of Class A Warrants by Desert Allegro LLC and Berea Holdings LLC, respectively. These entities were established by Scott Loomis, the husband of Carol Loomis, our vice president of development, with Mr. Loomis' pre-marriage assets, for which Ms. Loomis is not a beneficiary, nor a manager, exercises no control to vote or dispose of the shares and of which she disclaims beneficial ownership.

(12) Of this amount, 172,627 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 69,250 shares are issuable upon exercise of Class A warrants.

(13) Of this amount, 137,500 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 27,500 shares are issuable upon exercise of Class A warrants.

(14) This investor purchased a portion of its shares on or about February 29, 2000 as part of an interim funding of $950,000, consisting of 158,334 shares of common stock sold at $6.00 per share plus 31,667 Class A Warrants.

(15) Includes 27,234 shares of common stock issuable upon exercise of Class A warrants.

(16) Of this amount, 56,667 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 27,234 shares are issuable upon exercise of Class A warrants.

(17) Includes 37,122 shares of common stock issuable upon exercise of Class A warrants.

(18) Of this amount, 33,333 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 37,122 shares are issuable upon exercise of Class A warrants.

(19) Includes 44,230 shares of common stock issuable upon exercise of Class A warrants.

(20) Of this amount, 26,667 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 44,230 shares are issuable upon exercise of Class A warrants.

(21) Includes 24,334 shares of common stock issuable upon exercise of Class A warrants.

(22) Of this amount, 21,667 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 24,334 shares are issuable upon exercise of Class A warrants.

(23) Includes 8,000 shares of common stock issuable upon exercise of Class A warrants.

(24) Of this amount, 20,000 shares of common stock are subject to a three-month lock-up agreement commencing on the effective date of this prospectus, between the selling securityholder and Brock Road LLC and 8,000 shares are issuable upon exercise of Class A warrants.

                              PLAN OF DISTRIBUTION

     The shares of common stock issuable upon exercise of our warrants and debenture warrants and conversion of the principal of, and interest on this debenture covered by this prospectus are being offered by us directly to the securityholders, without an underwriter. The holders of the warrants who exercise such warrants and the holder of the debenture who converts such debentures may sell the common stock purchased upon their exercise from time to time in public transactions, on or off the NASD's electronic bulletin board, or private transactions, at prevailing market prices or at privately negotiated prices. They may sell their shares in the following types of transactions:

     - ordinary brokerage transactions and transactions in which the broker solicits purchasers;

     - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction,

     - purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; and

     - face-to-face transactions between sellers and purchasers without a broker-dealer, or otherwise.

     To our knowledge, the selling securityholders have not entered into any underwriting arrangements for the sale of the shares. As used in this prospectus, selling securityholders include donees, pledgees, distributees, transferees and other successors-in-interest of the selling securityholders named in this prospectus.

     The shares have been registered pursuant to registration rights granted to the selling securityholders. All costs for the registration will be paid by us. Each selling securityholder must pay brokerage commissions and discounts for the sale of its shares. We have agreed to indemnify the selling securityholders against certain liabilities, including liabilities under the Securities Act. The selling securityholders may agree to indemnify any agent, dealer or broker-dealer participating in sales of the shares against certain liabilities, including liabilities under the Securities Act. The selling securityholders have agreed to indemnify us and our directors, officers and controlling persons against certain liabilities related to the sale of the shares, including liabilities under the Securities Act. Insofar as indemnification for liabilities under the Securities Act may be permitted to our directors, officers or controlling persons, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

     The 1,534,667 outstanding Class A warrants being offered by this prospectus are being offered and 1,534,667 Class B warrants issuable upon exercise of the Class A warrants will be offered by the holders of these securities and may be sold by these holders in the over-the-counter market, or privately, or through broker-dealers selected by these holders, or as principals.

     There are 1,268,461 shares of outstanding common stock covered by this prospectus offered by the holders thereof for their own account and not that of the Company. Such shares may be sold in the over-the-counter market through brokers, or otherwise.

     Usual and customary or negotiated brokerage fees or commissions may be paid by the holders in connection with such sales.

     The selling securityholders, their respective transferees, intermediaries, donees, pledgees or other successors in interest through whom the selling securityholders' common stock and warrants are sold may be deemed "underwriters" within the meaning of Section 2(11) of the Securities Act, with respect to the securities offered and any profits realized or commissions received may be deemed to be underwriting compensation. Any broker-dealers that participate in the distribution of the selling securityholders' securities may be deemed to be "underwriters," as defined in the Securities Act, and any commissions, discounts, concessions or other payments made to them, or any profits realized by them upon the resale of any selling securityholders' securities purchased by them as principals, may be deemed to be underwriting commissions or discounts under the Securities Act.

     We will pay all expenses incident to the registration of the securities covered by this prospectus. We will not pay, among other expenses, commissions and discounts of brokers, dealers or agents.

     The sale of the common stock and warrants are subject to the prospectus delivery and other requirements of the Securities Act. To the extent required, we will use our best efforts to file and distribute, during any period in which offers or sales are being made, one or more amendments or supplements to this prospectus or a new registration statement to describe any material information with respect to the plan of distribution not previously disclosed in this prospectus, including, but not limited to, the number of securities being offered and the terms of the offering, including the name or names of any underwriters, dealers or agents, if any, the purchase price paid by the underwriter for securities purchased from a selling securityholder, any discounts, commissions or concessions allowed or reallowed or paid to dealers and the proposed selling price to the public.

     Under the Exchange Act and the regulations thereunder, any person engaged in a distribution of our securities offered by this prospectus may not simultaneously engage in market-making activities with respect to our common stock during the applicable "cooling off" period five business days prior to the commencement of this distribution. The selling securityholders will also be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including, Regulation M, in connection with transactions in the securities, which provisions may limit the timing of purchases and sales of securities by the selling securityholders.

                            DESCRIPTION OF SECURITIES

     The following summary descriptions of our securities are qualified in their entirety by reference to our articles of incorporation, as amended, and by-laws, as amended, copies of which are available upon request.

Common Stock

     We are authorized to issue 100,000,000 shares of common stock, par value $.0001 per share, of which 7,658,334 shares were issued and outstanding on April 28, 2000. As of such date, there were 729 record holders of our common stock. All of the outstanding shares of our common stock are duly and validly issued, fully paid and non-assessable.

     Holders of common stock are entitled to receive, pro rata, such dividends and distributions as may, from time to time, be declared by our board of directors, from funds legally available therefor. We have not paid any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. In the event of our liquidation, dissolution or winding-up, holders of our common stock are entitled to share ratably in our assets available for distribution to these holders, subject to the rights of our creditors. Holders of our common stock are not subject to redemption, further calls or assessments by us. Holders of our common stock have no preemptive, subscription or conversion rights. See "Dividend Policy".

     Holders of our common stock are entitled to one vote per share on all matters submitted to our stockholders, and the holders of the majority of the outstanding shares of our common stock currently constitute a quorum at any meeting of our stockholders.

     Since our common stock does not have cumulative voting rights, holders of more than 50% of the outstanding shares can elect our directors. Our board of directors currently has two directors.

Class A Common Stock Purchase Warrants

     Each of our Class A warrants entitles its holder to purchase one share of our common stock and one of our Class B warrants through February 14, 2002, at an exercise price of $14. We have the right, at any time, without the consent of the registered holders of our Class A warrants, to extend the expiration date for all Class A warrants or all Class B warrants and/or to decrease the exercise price for all Class A warrants or all Class B warrants.

     The Class A warrants may be redeemed by us in whole, but not in part, at any time prior to the earlier of their exercise and expiration, upon at least 30 days notice to the registered holders of these Class A warrants at a price of $.0001 per warrant. Notice of redemption must specify the redemption date of the Class A warrants and that the right to exercise the Class A warrants terminates on the business day immediately preceding the redemption date. We have reserved the right to have standby purchasers for all unexercised Class A warrants on the redemption date exercise these Class A warrants during the two week period following the redemption date. We will receive the aggregate exercise price of these unexercised Class A warrants and we will pay the redemption price to the registered holders of these unexercised Class A warrants.

     The Class A warrants contain provisions that protect the holders of these warrants against dilution. The exercise price is subject to adjustment in the event of stock splits, stock dividends, reclassifications, recapitalizations, reorganizations, mergers or consolidations and other events.

     A Class A warrant may be exercised by surrender of the Class A warrant certificate on or prior to the expiration date at our offices, with the exercise form attached to the Class A warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price by check payable to us for the number of Class A warrants being exercised. The Class A warrant holders do not have the right or privileges of holders of our common stock.

     There are 1,534,667 shares of common stock and 1,534,667 Class B warrants issuable upon exercise of our Class A warrants covered by this prospectus and 1,534,667 shares of our common stock issuable upon exercise of our Class B warrants.

Class B Common Stock Purchase Warrants

     Each of our Class B warrants entitles its holder, to purchase one share of our common stock through February 14, 2004, at an exercise price of $28. We have the right, at any time, without the consent of the registered holders of our Class B warrants, to extend the expiration date for all Class A warrants or all Class B warrants and/or to decrease the exercise price for all Class A warrants or all Class B warrants.

     The Class B warrants may be redeemed by us in whole, but not in part, at any time prior to the earlier of their exercise and expiration, upon at least 30 days notice to the registered holders of these Class B warrants at a price of $.0001 per warrant. Notice of redemption must specify the redemption date of the Class B warrants and that the right to exercise the Class B warrants terminates on the business day immediately preceding the redemption date. We have reserved the right to have standby purchasers for all unexercised Class B warrants on the redemption date exercise these Class B warrants during the two week period following the redemption date. We will receive the aggregate exercise price of these unexercised Class B warrants and we will pay the redemption price to the registered holders of these unexercised Class B warrants.

     The Class B warrants contain provisions that protect the holders thereof against dilution. The exercise price is subject to adjustment in the event of stock splits, stock dividends, reclassifications, recapitalizations, reorganizations, mergers or consolidations and other events.

     A Class B warrant may be exercised by surrender of the Class B warrant certificate on or prior to the expiration date at our offices, with the exercise form attached to the Class B warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price by check payable to us for the number of Class B warrants being exercised. The Class B warrant holders do not have the right or privileges of holders of our common stock.

     There are 1,534,667 shares of common stock issuable upon exercise of our Class B warrants covered by this prospectus.

Reports to Stockholders

     We will distribute to our shareholders annual reports containing financial statements audited and reported upon by our independent certified public accountants after the end of each fiscal year, and make available other periodic reports as we may deem to be appropriate or as may be required by law or by the rules or regulations of any stock exchange on which our common stock is listed. Our fiscal year ends on February 28 or 29.

                             ADDITIONAL INFORMATION

     We have filed with the SEC a registration statement on Form SB-2 under the Securities Act, with respect to the common stock and warrants that we may distribute under the prospectus. This prospectus, which is a part of the registration statement, does not include all the information contained in the registration statement and its exhibits. For further information with respect to us and our common stock and warrants, you should consult the registration statement and its exhibits. Statements contained in this prospectus concerning the provisions of any documents are summaries of those documents, and we refer you to the documents filed with the SEC for more information. The registration statement and any of its amendments, including exhibits filed as a part of the registration statement or an amendment to the registration statement, are available for inspection and copying as described above.

     You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with additional or different information. The common stock and warrants are not being offered in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the prospectus.

                                  LEGAL MATTERS

     The legality of the securities offered by this prospectus will be passed upon for us by Snow Becker Krauss P.C., New York, New York. Snow Becker Krauss P.C. beneficially owns 2,000 shares of our common stock.

                        CHANGES IN CERTIFYING ACCOUNTANTS

     Effective March 23, 2000, Tanner + Co. has been engaged as certifying accountants for our fiscal year ended February 29, 2000. We changed our certifying accountants because our board of directors and WILC-Utah had a prior relationship established with Tanner + Co. and also wanted an independent accounting firm located in close proximity to our principal business office location in Salt Lake City, Utah. Tanner + Co. has issued audited financial statements of WILC-Utah since it commenced operations on February 14, 1997. The change in the certifying accountants has been approved by our board of directors.

     Upon the engagement of Tanner + Co., we dismissed David M. Winings, our certifying accountant for the fiscal year ended April 30, 1999.

     For the audit of our financial statements for the fiscal years ended 1999 and 2000, there were no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which if not satisfactorily resolved would have caused our former accountant to make reference to such matter in its report. Through March 23, 2000, there were no disagreements on any matter of accounting financial statement disclosure, or auditing scope or procedure with our former accountant. The former accountant's report for fiscal 1999 contained a modified opinion with an explanatory paragraph stating that the financial statements had been prepared on a going-concern basis. This report was on the financial statements of AG Holdings, Inc. which are not included in this prospectus.

                                     EXPERTS

     The audited financial statements, included in this Prospectus, have been examined by Tanner + Co., independent certified public accountants, and are included in this prospectus in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Index to Financial Statements
--------------------------------------------------------------------------------


                                                                           Page
                                                                           ----

Independent Auditors' Report                                               F-2


Balance Sheet                                                              F-3


Statement of Operations                                                    F-4


Statement of Stockholders' Equity                                          F-5


Statement of Cash Flows                                                    F-6


Notes to Financial Statements                                              F-7


--------------------------------------------------------------------------------

                                                    INDEPENDENT AUDITORS' REPORT



To the Board of Directors and Stockholders of Wasatch Interactive Learning Corporation


We have audited the balance sheet of Wasatch Interactive Learning Corporation (the Company) as of February 29, 2000, and the related statements of operations, stockholders' equity, and cash flows for the years ended February 29, 2000 and February 28, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wasatch Interactive Learning Corporation as of February 29, 2000, and the results of its operations and its cash flows for the years ended February 29, 2000 and February 28, 1999, in conformity with generally accepted accounting principles.



Salt Lake City, Utah
March 24, 2000,
except for Notes 16 and 20
which are dated
April 14, 2000

--------------------------------------------------------------------------------



                                                                  WASATCH INTERACTIVE LEARNING CORPORATION

                                                                                             Balance Sheet

                                                                                         February 29, 2000
----------------------------------------------------------------------------------------------------------


         Assets
         ------

Current assets:
     Cash                                                                               $           72,000
     Receivables                                                                                   892,000
     Other                                                                                          55,000
                                                                                        ------------------

                  Total current assets                                                           1,019,000

Property and equipment, net                                                                        104,000
License agreement, net                                                                             600,000
                                                                                        ------------------

                                                                                        $        1,723,000
                                                                                        ------------------

----------------------------------------------------------------------------------------------------------


         Liabilities and Stockholders' Equity
         ------------------------------------

Current liabilities:
     Accounts payable                                                                   $           58,000
     Accrued expenses                                                                              283,000
     Income tax payable                                                                              1,000
     Deferred revenue                                                                               78,000
     Current portion of long-term debt                                                              41,000
                                                                                        ------------------

                  Total current liabilities                                                        461,000

Long-term debt                                                                                      42,000
                                                                                        ------------------

                  Total liabilities                                                                503,000
                                                                                        ------------------

Commitments                                                                                              -

Stockholders' equity:
     Common stock, $.0001, par value, 100,000,000 shares authorized;
       7,658,334 shares issued and outstanding                                                       1,000
     Additional paid-in capital                                                                  4,087,000
     Stock subscription receivable                                                                 (84,000)
     Accumulated deficit                                                                        (2,784,000)
                                                                                        ------------------

                  Total stockholders' equity                                                     1,220,000
                                                                                        ------------------

                                                                                        $        1,723,000
                                                                                        ------------------


----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                                                       F-3

                                                                  WASATCH INTERACTIVE LEARNING CORPORATION

                                                                                   Statement of Operations

                                                                           Years Ended February 29 and 28,
----------------------------------------------------------------------------------------------------------


                                                                             2000              1999
                                                                       -----------------------------------

Net sales                                                              $       2,224,000   $     1,948,000
Cost of sales                                                                    451,000         1,139,000
                                                                       -----------------------------------

              Gross profit                                                     1,773,000           809,000
                                                                       -----------------------------------

Operating expenses:
     Research and development                                                    587,000           820,000
     Sales and marketing                                                         455,000           851,000
     General and administrative                                                  578,000           703,000
                                                                       -----------------------------------

                                                                               1,620,000         2,374,000
                                                                       -----------------------------------

              Income (loss) from operations                                      153,000        (1,565,000)

Other income (expense):
     Interest income                                                               1,000                 -
     Interest expense                                                            (76,000)          (97,000)
                                                                       -----------------------------------

              Income (loss) before (provision) benefit for
                income taxes                                                      78,000        (1,662,000)

(Provision) benefit for income taxes                                              (1,000)                -
                                                                       -----------------------------------

              Net income (loss)                                        $          77,000   $    (1,662,000)
                                                                       -----------------------------------

Net income (loss) per share - basic and diluted                        $              02   $          (.49)
                                                                       -----------------------------------

Weighted average common shares - basic and diluted                             3,855,000         3,379,000
                                                                       -----------------------------------


----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                                                       F-4

                                                                  WASATCH INTERACTIVE LEARNING CORPORATION

                                                                         Statement of Stockholders' Equity

                                                       Years Ended February 29, 2000 and February 28, 1999
----------------------------------------------------------------------------------------------------------



                                           Common Stock           Additional      Stock
                                     ------------------------     Paid-in     Subscription   Accumulated
                                         Shares      Amount       Capital      Receivable     Deficit         Total
                                     ---------------------------------------------------------------------------------

Balance, March 1, 1998                 15,000,000  $ 1,500,000   $         -   $       -   $  (1,199,000) $    301,000

Restatement for reverse acquisition
  of AG Holdings, Inc. by Wasatch
  Interactive (see Note 1)            (11,621,442)  (1,500,000)    1,500,000           -               -             -

Net loss                                        -            -             -           -      (1,662,000)   (1,662,000)
                                     ---------------------------------------------------------------------------------

Balance, February 28, 1999              3,378,558            -     1,500,000           -      (2,861,000)   (1,361,000)

Stock issued for:
  Cash                                    234,419            -     1,220,000           -               -     1,220,000
  Debt                                     90,763            -       394,000           -               -       394,000
  Receivable                               59,799            -       334,000     (84,000)              -       250,000

Acquisition of AG Holdings, Inc.
  (see Note 1)                          3,894,795        1,000       (19,000)          -               -       (18,000)

Contribution of capital                         -            -       658,000           -               -       658,000

Dividend on common stock                        -            -             -           -               -             -

Net income                                      -            -             -           -          77,000        77,000
                                     ---------------------------------------------------------------------------------

Balance, February 29, 2000              7,658,334  $     1,000   $ 4,087,000   $ (84,000)  $  (2,784,000) $  1,220,000
                                     ---------------------------------------------------------------------------------


----------------------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                                                                   F-5

                                                                  WASATCH INTERACTIVE LEARNING CORPORATION

                                                                                   Statement of Cash Flows

                                                                           Years Ended February 29 and 28,
----------------------------------------------------------------------------------------------------------


                                                                                 2000              1999
                                                                       -----------------------------------


Cash flows from operating activities:
     Net income (loss)                                                 $          77,000   $    (1,662,000)
     Adjustments to reconcile net income (loss) to net
       cash used in operating activities:
         Provision for losses on receivables                                      (5,000)          (10,000)
         Depreciation and amortization                                           381,000           375,000
         Gain on disposal of assets                                               (1,000)                -
         (Increase) decrease in:
              Receivables                                                       (463,000)          (84,000)
              Inventory                                                                -            23,000
              Other assets                                                       (45,000)           19,000
         Increase (decrease) in:
              Cash overdraft                                                     (16,000)           16,000
              Accounts payable                                                   (26,000)          (34,000)
              Accrued expenses                                                  (393,000)          414,000
              Income tax payable                                                   1,000                 -
              Deferred revenue                                                   (50,000)           14,000
                                                                       -----------------------------------

                  Net cash used in
                  operating activities                                          (540,000)         (929,000)
                                                                       -----------------------------------

Cash flows from investing activities:
     Purchases of property and equipment                                         (41,000)                -
     Proceeds from disposal of assets                                              9,000                 -
                                                                       -----------------------------------

                  Net cash used in
                  investing activities                                           (32,000)                -
                                                                       -----------------------------------

Cash flows from financing activities:
     Payments on note payable                                                   (417,000)          (92,000)
     Payments on long-term debt                                                 (159,000)         (116,000)
     Proceeds from issuance of stock                                           1,220,000                 -
     Proceeds from long-term debt                                                      -           185,000
                                                                       -----------------------------------

                  Net cash provided by (used in)
                  financing activities                                           644,000           (24,000)
                                                                       -----------------------------------

Net increase (decrease) in cash                                                   72,000          (953,000)

Cash, beginning of year                                                                -           953,000
                                                                       -----------------------------------

Cash, end of year                                                      $          72,000   $             -
                                                                       -----------------------------------


----------------------------------------------------------------------------------------------------------

See accompanying notes to financial statements.

                                                                                                       F-6


                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements

                                         February 29, 2000 and February 28, 1999
--------------------------------------------------------------------------------


1.   Organization and Presentation

On January 20, 2000, Wasatch Interactive Learning Corporation (formerly AG Holdings, Inc.) (WIL) merged in Wasatch Interactive Learning Corporation of Utah (the Acquiree) (collectively the Company). The terms of the agreement provide that the stockholders of the Acquiree received 3,605,205 shares of WIL common stock.

The financial statements at February 29, 2000 and February 28, 1999 assume the acquisition of WIL by the Acquiree, occurred March 1, 1998. Because the shares issued in the acquisition of the Acquiree represent control of the total shares of WIL's common stock issued and outstanding immediately following the acquisition, the Acquiree is deemed for financial reporting purposes to have acquired WIL in a reverse acquisition. The business combination has been accounted for as a recapitalization of WIL giving effect to the acquisition of 100% of the outstanding common shares of the Acquiree. The surviving entity reflects the assets and liabilities of WIL and the Acquiree at their historical book value and the historical operations of the Company is that of the Acquiree's. The issued common stock is that of WIL and the accumulated deficit is that of the Acquiree. The statement of operations is that of the Acquiree for the years ended February 29, 2000 and February 28, 1999 and that of WIL from January 20, 2000 (date of acquisition) through February 29, 2000. Separate breakout of operations for WIL have not been presented as the amounts not related to the Acquiree are immaterial.


2.   Nature of Business Activities

The Company's primary business is the development and sales of curriculum based educational software and related services for use by educational institutions throughout the United States.


3.   Significant Accounting Policies

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash includes all highly liquid investments with original maturities of three months or less.

Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization. Depreciation and amortization on capital leases and property and equipment is determined using the straight-line method over the estimated useful lives of the assets or terms of the lease. Expenditures for maintenance and repairs are expensed when incurred and betterments are capitalized. Gains and losses on sale of property and equipment are reflected in net income.

License Agreement

The license agreement reflects the payment of cash in exchange for certain rights to market and sell software to the education market. The license agreement is being amortized on a straight-line basis over five years.


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


3.   Significant Accounting Policies Continued

Income Taxes

Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") 109, which requires recognition of deferred income tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income tax liabilities and assets are determined based on the difference between financial statement and tax bases of assets and liabilities using estimated tax rates in effect for the year in which the differences are expected to reverse. SFAS 109 also provides for the recognition of deferred tax assets only if it is more likely than not that the asset will be realized in future years.

Revenue Recognition and Deferred Revenue

Revenue from software sales is generally recognized when the software has been shipped, collectibility is probable, and there are no significant obligations remaining.

Revenue attributable to software support and enhancements is recognized ratably over the contracts life, generally within twelve months.

Research and Development

Research and development expenditures are charged to operations as incurred.

Advertising

The Company expenses advertising production costs as they are incurred and advertising communication costs the first time the advertising takes place. During the years ended February 29, 2000 and February 28, 1999, the Company had advertising expenses aggregating approximately $2,000 and $1,000, respectively.

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during each year.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the year plus the common stock equivalents, which would arise from the exercise of stock options and warrants outstanding using the treasury stock method and the average market price per share during the year. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive. The stock options and warrants had no dilutive effect on the net income for the year ended February 29, 2000.

Concentration of Credit Risk

Financial instruments which potentially subject the Company to concentration of credit risk consist primarily of trade receivables. In the normal course of business, the Company provides credit terms to its customers. Accordingly, the Company performs ongoing credit evaluations of its customers and maintains allowances for possible losses which, when realized, have been within the range of management's expectations.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


3.   Significant Accounting Policies Continued

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions, primarily related to software revenue recognition, that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification

Certain amounts in the prior year financial statements have been reclassified to conform with the current year presentation.


4.   Receivables

Receivables are comprised of the following at February 29, 2000:

Trade receivables                                         $         642,000
Stock subscription receivable                                       250,000
                                                          -----------------

                                                          $         892,000
                                                          -----------------


5.   Property and Equipment

Property and equipment consists of the following at February 29, 2000:

Computers and equipment                                   $         299,000
Office furniture and fixtures                                        19,000
                                                          -----------------

                                                                    318,000

Less accumulated depreciation and amortization                     (214,000)
                                                          -----------------

                                                          $         104,000
                                                          -----------------

Depreciation and amortization expense for the years ended February 29, 2000 and February 28, 1999 totaled $81,000 and $75,000, respectively.


6.   License Agreement

The license agreement consists of the following at February 29, 2000:

Software License Agreement                                $       1,500,000

Less accumulated amortization                                      (900,000)
                                                          -----------------

                                                          $         600,000
                                                          -----------------

Amortization expense for each of the years ended February 29, 2000 and February 28, 1999 was $300,000.


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued

--------------------------------------------------------------------------------


7.   Accrued Expenses

Accrued expenses consist of the following at February 29, 2000:

Commissions                                               $         138,000
Payroll and benefits                                                116,000
Other                                                                29,000
                                                          -----------------

                                                          $         283,000
                                                          -----------------


8.   Long-Term Debt

Long-term debt is comprised of the following at February 29, 2000:

Note  payable to a  financial institution
in monthly  installments  of $8,207,
including interest at 11%, secured
by accounts receivable, inventory and
property and equipment, guaranteed
by an officer, due April 30, 2000                         $          16,000

Capital lease obligations (see note 9)                               67,000
                                                          -----------------

                                                                     83,000

Less current portion                                                (41,000)
                                                          -----------------

                                                          $          42,000
                                                          -----------------

Future maturities of long-term debt are as follows:

     Years Ending February 28:                                 Amount
     -------------------------                            -----------------

                           2001                           $          41,000
                           2002                                      13,000
                           2003                                      12,000
                           2004                                      10,000
                           2005                                       7,000
                                                          -----------------

                                                          $          83,000
                                                          -----------------


9.   Capital Lease Obligations

The Company leases certain office equipment and furniture, under noncancellable capital leases. The terms of the leases include options to purchase the equipment at the end of the lease, and have imputed interest rates ranging from 11% to 18%.

--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


9.   Capital Lease Obligations Continued

Future minimum lease payments at February 29, 2000 are as follows:

     Years Ending February 28:                                      Amount
     -------------------------                                ------------------

     2001                                                     $          32,000
     2002                                                                17,000
     2003                                                                15,000
     2004                                                                12,000
     2005                                                                 7,000
                                                              ------------------

                                                                         83,000

     Less amount representing interest                                  (16,000)
                                                              ------------------

     Present value of future minimum lease payments           $          67,000
                                                              ------------------

Property and equipment under capital lease at February 29,2000 are as follows:


Computers and equipment                                   $         113,000
Office furniture and fixtures                                        19,000
                                                          -----------------

                                                                    132,000

     Less accumulated amortization                                  (69,000)
                                                          -----------------

                                                          $          63,000
                                                          -----------------

Amortization expense for the years ended February 29, 2000 and February 28, 1999 was $31,000, and $27,000, respectively.


10.  Income Taxes

The (provision) benefit for income taxes differs from the amount computed at federal statutory rates as follows for the year ended:

                                            February 29,     February 28,
                                                2000             1999
                                          ---------------------------------

Income tax (provision) benefit
  at statutory rates                      $         (27,000)  $     565,000
Forgiveness of accrued salaries                     (73,000)        (85,000)
Other                                                (1,000)         (1,000)
Change in valuation allowance                       100,000        (479,000)
                                          ---------------------------------

                                          $          (1,000) $           -
                                          ---------------------------------

Deferred tax assets consist of the following at February 29, 2000:

Net operating loss carryforward                           $         510,000
Excess book depreciation and amortization
  over tax                                                          205,000
Other accrued liabilities                                             2,000
Valuation allowance                                                (717,000)
                                                          -----------------

                                                          $              -
                                                          -----------------


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


10.  Income Taxes Continued

At February 29, 2000, the Company has net operating loss carryforwards for tax purposes of approximately $1,500,000 which are available to offset future taxable income. The Tax Reform Act of 1986 limits the annual amount that can be utilized for certain of these carryforwards as a result of the greater than 50% change in ownership. In addition, the nature of the Company's operations must remain substantially the same for a period of two years following the merger or the net operating loss will be deemed forfeited. The net operating loss carryforwards begin to expire in 2017. A valuation allowance has been established for the net deferred tax asset due to the uncertainty of realization caused by the recurring losses generated in previous years.


11.  Supplemental Cash Flow Information

February 29, 2000

o The Company satisfied $394,000 of long-term debt due to officers and a shareholder through issuance of common stock.

o The Company acquired computer equipment in exchange for capital lease obligations totaling $56,000.

o For financial statement purposes, the Company purchased all of the outstanding common stock of AG Holdings, Inc. in a reverse acquisition transaction. The Company issued shares of common stock and recorded net liabilities from the acquisition of $18,000.

o The Company issued common stock in exchange for stock subscription receivables totaling $334,000, of which $250,000 was received in March 2000 and, therefore, has been classified as a current asset.

o The Company had two officers forgive accrued salaries for the years 1997, 1998 and 1999 which aggregated $658,000. The forgiveness was recorded as a contribution of capital.

February 28, 1999

o The Company purchased property and equipment in the amount of $16,546 with long-term debt.

Supplemental Disclosures of Cash Flow Information:

Operations reflect actual amounts paid for interest and income taxes as follows for the year ended:

                                           February 29,     February 28,
                                               2000             1999
                                        -----------------------------------

Interest paid                           $           76,000  $        88,000
                                        -----------------------------------

Income taxes paid                       $                -  $             -
                                        -----------------------------------


12.  Major Customers

Sales of computer software and related services to customers accounting for more than 10% of total sales are as follows for the years ended February 29 and 28:

Major Customers                                    2000             1999
-------------------------------------------------------------------------------

School A                                    $          380,000  $       218,000
School B                                    $          244,000  $       257,840


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


13.  Related Party Transactions

During the year ended February 29, 2000, the Company satisfied debt of $394,000 due certain officers and a shareholder by issuing them common stock. In addition, these same officers made capital contributions to the Company by forgiving accrued salaries due to them totaling $658,000.


14.  Profit Sharing Plan

The Company has a 401(k) retirement savings plan (the Plan). All full-time employees who are at least 18 years of age and have a minimum of eight months of service are eligible to participate. The Plan allows for matching contributions by the Company which are limited to two percent of the employee's gross wages up to certain limits. The Company made no contributions to the Plan during the years ended February 29, 2000 and February 28, 1999.


15.  Commitments and Contingencies

Operating Lease

The Company leases certain office space pursuant to a lease agreement which terminates on March 30, 2002 or sooner if the Company provides the Lessor with twelve months prior written notice. Under this lease, the Company recognized rent expense of approximately $101,000, and $143,000 for the years ended February 29, 2000 and February 28, 1999, respectively.

Future minimum payments under the operating lease are as follows:

Year Ending                                                    Amount
-----------                                               -----------------

     2001                                                 $         140,000
     2002                                                           147,000
     2003                                                             9,000
                                                          -----------------

                                                          $         296,000
                                                          -----------------

Employment Agreements

The Company has entered into employment agreements with certain officers. The agreements provide the officers with an annual base salary, vacation time, business expense reimbursement and the grant of options to purchase 550,000 shares of Company stock. The options have exercise prices ranging from $4.00 to $10.00 a share and vest incrementally over a period not to exceed approximately four years. In the event there is a material change to the President's and Vice-President's duties or if the Company ownership is significantly changed, with such event resulting in the President and Vice-President being terminated or resigning, all unvested options will vest immediately and the President and Vice-President will be entitled to receive their salaries plus benefits for a period of up to two years and six months. In return, the officers have covenanted not to compete or disclose proprietary information during their employment and for a period of two years after termination.

In addition, the Company has entered into employment agreements with certain employees. The agreements provide the employees with an annual salary, vacation time, business expense reimbursement and the grant of options to purchase a total of 80,000 shares of Company stock. The stock options have exercise prices ranging from $5.00 to $8.00 a share and vest in one case based on the attainment of certain annual revenue goals and in the other case over a period of three years.


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


15.  Commitments and Contingencies Continued

Royalty Agreements

The Company has entered into an agreement that provides it with a perpetual, worldwide software license. The agreement requires payment of royalties based on sales of the licensed software through February 2002. In addition, the agreement allows the Company to purchase the exclusive right to sell the licensed software to the educational market for a minimum annual royalty of $500,000. As of February 29, 2000, minimum royalties paid exceeded the actual royalties due by approximately $580,000. Under the agreement, these excess royalties paid can be applied to future royalties due. During the year ended February 29, 2000, the Company utilized approximately $60,000 in previously paid royalty credit. Royalty expense totaled approximately $500,000 for the year ended February 28,1999.

In addition, the Company has entered into an agreement with a California corporation, to license certain text-to-speech voice technology. A royalty is due for each unit of software sold by the Company that incorporates the technology. Royalty expense under this agreement for the years ended February 29, 2000 and February 28, 1999 totaled approximately $3,000, and $5,000, respectively.

Consulting Agreements

The Company has agreed to pay one of its principal shareholders a fee of 2.5% of the gross proceeds received from a lender or equity investor introduced to the Company by the principal shareholder. Additionally, the Company has agreed to pay a fee of up to 2.0% of the gross consideration paid in connection with an acquisition of an entity introduced to the Company by the principal shareholder. During the years ended February 29, 2000 and February 28, 1999, the Company did not incur any expenses related to these agreements.


16.  Stock Options and Warrants

The Company has adopted a stock option plan (2000 Stock Option Plan) where it is authorized to issue up to 1,500,000 shares of common stock to officers, directors, employees, consultants and other advisors. The Plan permits the granting of options and nonstatutory stock options. As of February 29, 2000 options have been granted to purchase 630,000 shares under the stock option plan.

Information regarding stock options and warrants is summarized below:

                                            Number of        Option and
                                           Options and      Warrant Price
                                             Warrants         Per Share
                                        -----------------------------------

Outstanding at March 1, 1999                             -  $             -
     Granted                                     3,693,334     4.00 - 28.00
     Exercised                                           -                -
     Forfeited                                           -                -
                                        -----------------------------------

Outstanding at February 29, 2000                 3,693,334  $  4.00 - 28.00
                                        -----------------------------------

The Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation." Accordingly, no compensation expense has been recognized for stock options and warrants granted to employees. Had compensation expense for the Company's stock options and warrants been determined based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's results of operations would have been reduced to the pro forma amounts indicated below:


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


16.  Stock Options and Warrants Continued

                                                      Years Ended
                                                  February 29 and 28,
                                            -------------------------------
                                                  2000           1999
                                            -------------------------------

Net income (loss) - as reported             $         77,000  $    (1,662,000)
Net loss - pro forma                        $       (253,000) $    (1,662,000)
Income (loss) per share - as
  reported                                  $            .02  $          (.49)
Loss per share - pro forma                  $           (.07) $          (.49)

The fair value of each  option and  warrant  grant is  estimated  on the date of
grant  using  the   Black-Scholes   option  pricing  model  with  the  following
assumptions:

                                                       February 29 and 28,
                                                  -----------------------------
                                                       2000          1999
                                                  -----------------------------

Expected dividend yield                           $            -  $           -
Expected stock price volatility                             .01%              -
Risk-free interest rate                                       8%              -
Expected life of options and warrants                2 - 5 years              -
                                                  -----------------------------

The weighted average fair value of options and warrants granted during 2000 and 1999, was $.29, and $0, respectively.

The following table summarizes information about stock options and warrants outstanding at February 29, 2000:

                            Outstanding                      Exercisable
--------------------------------------------------------------------------------
                               Weighted
                                Average
                               Remaining    Weighted                   Weighted
                              Contractual    Average                   Average
   Exercise        Number        Life       Exercise      Number       Exercise
    Price        Outstanding    (Years)       Price     Exercisable     Price
--------------------------------------------------------------------------------

$ 4.00 -   5.00     243,333       4.90    $    4.59      100,000      $     4.00
  6.00 -   8.00     286,667       4.90         7.00            -               -
 10.00 -  14.00   1,631,667       2.14        13.75    1,531,667           14.00
          28.00   1,531,667       3.96        28.00            -               -
--------------------------------------------------------------------------------

$ 4.00 -  28.00   3,693,334       3.29    $   18.53   1,631,667      $     13.39
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

                                        WASATCH INTERACTIVE LEARNING CORPORATION

                                                   Notes to Financial Statements
                                                                       Continued
--------------------------------------------------------------------------------


17.  Dividend on Common Stock

On February 15, 2000, the Company issued as a dividend to all stockholders an "A" and "B" warrant. The "A" warrants entitle each shareholder who has 5 shares of the Company's common stock to acquire one additional share for $14 prior to February 15, 2002 plus a "B" warrant. The "B" warrant entitles each shareholder one additional share of the Company's common stock for $28 prior to February 15, 2004. There were no amounts recorded in the financial statements for this dividend because the fair value of these warrants was determined to be $0 using the Black-Scholes pricing model.


18.  Fair Value of Financial Instruments

The Company's financial instruments consist of cash, receivables, payables, and notes payable. The carrying amount of cash, receivables, and payables approximates fair value because of the short-term nature of these items. The carrying amount of notes payable approximates fair value as the individual borrowings bear interest at market interest rates.


19.  Recent Accounting Pronouncements

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective date of FASB Statement No. 133." SFAS 133 establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets or liabilities in the statement of financial position and measurement of those instruments at fair value. SFAS 133 is now effective for fiscal years beginning after June 15, 2000. The Company believes that the adoption of SFAS 133 will not have any material effect on the financial statements of the Company.


20.  Subsequent Events

On March 16, 2000, the Company issued a convertible debenture and warrants to purchase 196,078 shares of the Company's common stock. The debenture bears interest at a 7% rate, is convertible with certain limitations, into common stock at anytime subsequent to April 17, 2000 and prior to March 16, 2003 at a rate of the lesser of $6.25 per share or 80% of the Company's stock price for any five non-consecutive trading days during the twenty day trading period prior to conversion. The gross proceeds were $4 million with the Company realizing approximately $3,580,000. Under terms of its agreement with a major shareholder, the Company paid a commission of $100,000 to the shareholder for their assistance in obtaining the convertible debenture (see Note 15).

On April 14, 2000, the Company entered into a non binding letter of intent to modify the terms of its royalty agreement described in note 15. The non binding letter of intent which is subject to a final agreement and approval provides that the Company will have perpetual exclusivity and will have a royalty obligation of 2.5% of all revenues from the licensed technology commencing March 1, 2000 on a binding basis.

On April 14, 2000, the Company amended the employment agreements of the Company's President and Vice President. The amended terms provide that if the Company issues in excess of 9.0 million shares of its common stock in connection with its efforts to raise net proceeds of $7.5 million through sales of its equity securities, including through the sale of convertible debt securities, the Company will issue additional shares of its common stock to these officers to avoid dilution of their respective percentage ownership interests in the Company's common stock and the cash to pay taxes on the additional shares issued.


--------------------------------------------------------------------------------

                               6,534,047 Shares of
                                  Common Stock
                              and 3,069,334 Common
                             Stock Purchase Warrants
                                       of
                    WASATCH INTERACTIVE LEARNING CORPORATION


                                   -----------

                                   PROSPECTUS

                                   -----------




                                   May 8, 2000